Exhibit 99.9

Private & Confidential

Execution Version

Dated 26 June 2023

THE PARI PASSU CREDITORS

SELINA HOSPITALITY PLC

as Parent

SELINA MANAGEMENT COMPANY UK LTD

as Company

THE INTRA-GROUP LENDERS

THE GUARANTORS

LUDMILIO LIMITED

as Collateral Agent

INTERCREDITOR AGREEMENT

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THIS AGREEMENT is dated 26 June 2023 and made between:

(1)	THE COMPANY(IES) named on the signing pages as Original Lenders (“Original Lender(s)”);

(2)	SELINA HOSPITALITY PLC, a company incorporated in England and Wales with registered number 13931732, whose registered office is at 27 Old Gloucester Street, London WC1N 3AX (the “Parent”);

(3)	SELINA MANAGEMENT COMPANY UK LTD., a company incorporated in England and Wales with registered number 10975317 and a registered address of 102 Fulham Palace Road, London W6 9PL (the “Company”, the “Original Borrower”, together with the Parent and the Original Guarantors, the “Original Debtors”);

(4)	THE COMPANIES named on the signing pages as Intra-Group Lenders;

(5)	THE COMPANIES named on the signing pages as Original Guarantors (the “Original Guarantors”); and

(6)	LUDMILIO LIMITED, a company incorporated under the laws of Cyprus, with incorporation number HE 414304, as security trustee for the Secured Parties (the “Collateral Agent”).

SECTION 1

INTERPRETATION

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Deed, terms defined in the Senior Secured Convertible Note (defined below), have the same meanings in this Deed unless the context requires otherwise, and:

“Acceleration Event” means, for the purposes of any Debt Document at any time:

(a)	the Original Lender or the Collateral Agent exercising any of its rights under Section 5.2 (Acceleration Remedies) of the Senior Secured Convertible Note (or making a demand for payment of amounts previously declared to be payable on demand) or the occurrence of an event which causes the automatic acceleration of Liabilities pursuant to Section 5.2 (Acceleration Remedies) of the Senior Secured Convertible Note;

(b)	the Creditor Representative of any Pari Passu Lender that is not the Original Lender (or its successor or assign) (or any such Pari Passu Lender(s) itself or themselves) or the Collateral Agent exercising any of its or their rights (other than the right to declare any amount payable on demand) under an Equivalent Provision of the relevant Pari Passu Facility Agreement (or making a demand for payment of amounts previously declared to be payable on demand) or any acceleration provisions under a Pari Passu Facility Agreement being automatically invoked upon the occurrence of an Insolvency Event in accordance with its terms; or

(c)	the Creditor Representative of any Pari Passu Noteholder(s) (or the requisite Pari Passu Noteholders under any Pari Passu Notes Document) or the Collateral Agent exercising any of its or their rights (other than the right to declare any amount payable on demand) under an Equivalent Provision of the relevant Pari Passu Notes Document (or making a demand for payment of amounts previously declared to be payable on demand) or any acceleration provisions under any Pari Passu Notes Document being automatically invoked upon the occurrence of an Insolvency Event in accordance with its terms.

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“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Appropriation” means the appropriation (or similar process) of the shares in the capital of a member of the Group (other than the Parent) by the Collateral Agent (or any Receiver or Delegate) which is effected (to the extent permitted under the relevant Security Document and applicable law) by enforcement of the Transaction Security.

“Available Commitment” or any Equivalent Provision has the meaning given to that term in any Pari Passu Facility or any Equivalent Provision.

“Borrower” or any Equivalent Provision has the meaning given to that term in any Pari Passu Debt Document.

“Borrowing Liabilities” means, in relation to a member of the Group, the liabilities and obligations (not being Guarantee Liabilities) it may have as a principal debtor to a Creditor (other than to the Agent) or a Debtor in respect of Financial Indebtedness arising under the Debt Documents (whether incurred solely or jointly and including, without limitation, liabilities and obligations as a borrower under the Debt Documents).

“Business Day” has the meaning given to that term in the Senior Secured Convertible Note. “Capital Stock” means:

(a)	in the case of a corporation, corporate stock;

(b)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or, membership interests; and

(d)	any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Proceeds” means:

(a)	proceeds of the Security Property which are in the form of cash; and

(b)	any cash which is generated by holding, managing, exploiting, collecting, realising or disposing of any proceeds of the Security Property which are in the form of Non-Cash Consideration.

“Charged Property” means all of the assets which from time to time are, or are expressed to be, the subject of the Transaction Security.

“Collateral Agent’s Spot Rate of Exchange” means:

(a)	the Collateral Agent’s spot rate of exchange; or

(b)	(if the Collateral Agent does not have an available spot rate of exchange) any other publicly available spot rate of exchange selected by the Collateral Agent (acting reasonably),

for the purchase of the relevant currency with the Base Currency in the London foreign exchange market at or about 11:00 a.m. on a particular day.

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“Commitment” or any Equivalent Provision has the meaning given to that term in any Pari Passu Facility.

“Common Currency” means US$ being the lawful currency of the United States of America.

“Common Currency Amount” means, in relation to an amount, that amount converted (to the extent not already denominated in the Common Currency) into the Common Currency at the Collateral Agent’s Spot Rate of Exchange on the Business Day prior to the relevant calculation.

“Consent” means any consent, approval, release or waiver or agreement to any amendment. “Creditor/Creditor Representative Accession Undertaking” means

(a)	an undertaking substantially in the form set out in Schedule 2 (Form of Creditor/Creditor Representative Accession Undertaking); or

(b)	a transfer certificate or assignment agreement in a Pari Passu Debt Document, provided that it contains an accession to this Deed which is substantially in the form set out in Schedule 2 (Form of Creditor/Creditor Representative Accession Undertaking and approved by the Collateral Agent, as the context may require, or

(c)	in the case of an acceding Debtor which is expressed to accede as an Intra-Group Lender in the relevant Debtor and Security Provider Accession Deed, that Debtor and Security Provider Accession Deed.

“Creditor Representative” or “Pari Passu Creditor Representative” means, in relation to any Pari Passu Creditors or any Pari Passu Noteholders, the person which has acceded to this Deed as the Creditor Representative of those Pari Passu Noteholders or Pari Passu Creditors pursuant to Schedule 2 (Form of Creditor/Creditor Representative Accession Undertaking).

“Creditor Representative Amounts” means fees, costs and expenses of a Creditor Representative payable to a Creditor Representative for its own account pursuant to the relevant Debt Documents or any engagement letter between a Creditor Representative and a Debtor (including any amount payable to a Creditor Representative by way of indemnity, remuneration or reimbursement for expenses incurred) and the costs incurred by a Creditor Representative in connection with any actual or attempted Enforcement Action which is permitted by this Deed which are recoverable pursuant to the terms of the Debt Documents.

“Creditors” means the Pari Passu Creditors and the Intra-Group Lenders.

“Debt Disposal” means any disposal of any Liabilities or Debtors’ Intra-Group Receivables pursuant to paragraphs (d) or (e) of Clause 9.1 (Facilitation of Distressed Disposals and Appropriation).

“Debt Document” means each of this Deed, the Pari Passu Debt Documents, the Security Documents, any agreement evidencing the terms of the Intra-Group Liabilities and any other document designated as such by the Collateral Agent and the Parent.

“Debtor” means each Original Debtor, each Original Guarantor and any person which becomes a Party as a Borrower, Guarantor, Intra-Group Lender and/or Debtor in accordance with the terms of Clause 14.7 (New Debtor).

“Debtor and Security Provider Accession Deed” means:

(a)	a deed substantially in the form set out in Schedule 1 (Form of Debtor and Security Provider Accession Deed); or

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(b)	an accession document in a Pari Passu Debt Document, provided that it contains an accession to this Deed which is substantially in the form set out in Schedule 1 (Form of Debtor and Security Provider Accession Deed)) and approved by the Collateral Agent.

“Debtor Resignation Request” means a notice substantially in the form set out in Schedule 3 (Form of Debtor Resignation Request).

“Debtors’ Intra-Group Receivables” means, in relation to a member of the Group, any liabilities and obligations owed to any Debtor (whether actual or contingent and whether incurred solely or jointly) by that member of the Group.

“Default” means an Event of Default or Equivalent Provision or any event or circumstance which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Debt Documents or any combination of any of the foregoing) be an Event of Default.

“Defaulting Lender” means a Lender which is a Defaulting Lender under, and as defined in, the LMA Template.

“Delegate” means any delegate, agent, attorney or co-trustee appointed by the Collateral Agent.

“Distress Event” means any of:

(a)	an Acceleration Event; or

(b)	the enforcement of any Transaction Security.

“Distressed Disposal” means a disposal of an asset of a member of the Group which is:

(a)	being effected at the request of the Instructing Group in circumstances where the Transaction Security has become enforceable;

(b)	being effected by enforcement of the Transaction Security (including the disposal of any Property of a member of the Group, the shares in which have been subject to an Appropriation); or

(c)	being effected, after the occurrence of a Distress Event, by a Debtor to a person or persons which is, or are, not a member, or members, of the Group.

“Enforcement Action” means:

(a)	in relation to any Liabilities:

(i)	the acceleration of any Liabilities or the making of any declaration that any Liabilities are prematurely due and payable (other than as a result of it becoming unlawful for a Pari Passu Creditor to perform its obligations under, or of any voluntary or mandatory prepayment arising under, the Debt Documents);

(ii)	the making of any declaration that any Liabilities are payable on demand;

(iii)	the making of a demand in relation to a Liability that is payable on demand (other than a demand made by an Intra-Group Lender in relation to any Intra- Group Liabilities which are on-demand Liabilities to the extent (A) that the demand is made in the ordinary course of dealings between the relevant Debtor and Intra-Group Lender and (B) that any resulting Payment would be a Permitted Intra-Group Payment);

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(iv)	the making of any demand against any member of the Group in relation to any Guarantee Liabilities of that member of the Group;

(v)	the exercise of any right to require any member of the Group to acquire any Liability (including exercising any put or call option against any member of the Group for the redemption or purchase of any Liability;

(vi)	the exercise of any right of set-off, account combination or payment netting against any member of the Group in respect of any Liabilities other than the exercise of any such right which is permitted under the Senior Secured Convertible Note (and any other Pari Passu Debt Document) to the extent that the exercise of that right gives effect to a payment in cash or in kind that is permitted under the terms of the applicable Debt Documents; and

(vii)	the suing for, commencing or joining of any legal or arbitration proceedings against any member of the Group to recover any Liabilities;

(b)	the taking of any steps to enforce or require the enforcement of any Transaction Security (including the crystallisation of any floating charge forming part of the Transaction Security);

(c)	the entering into of any composition, arrangement, compromise, assignment or arrangement with any member of the Group which owes any Liabilities, or has given any Security, guarantee or indemnity or other assurance against loss in respect of the Liabilities (other than any action permitted under Clause 14 (Changes to the Parties)); or

(d)	the petitioning, applying or voting for, or the taking of any steps (including the appointment of any liquidator, receiver, administrator or similar officer) in relation to, the winding up, dissolution, administration or reorganisation or arrangement or compromise of any member of the Group which owes any Liabilities, or has given any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, or any of such member of the Group’s assets or any suspension of payments or moratorium of any indebtedness of any such member of the Group, or any analogous procedure or step in any jurisdiction.

“Equivalent Provision” means:

(a)	with respect to any Pari Passu Debt Document, any equivalent provision or functionally equivalent provision or term which is similar in meaning and effect to a term defined in or provision of the Loan Market Association leveraged loan facility template (senior/mezzanine) as in force on the date of this Deed (“LMA Template”) (including Agent, Available Commitment, Borrower, Commitment, Default, Defaulting Lender, Delegate, Event of Default, Facility, Finance Document, Finance Party, Group, Guarantor, Lender, Letter of Credit, Loan, Agent, Party, Receiver, Related Fund, Revolving Facility, Revolving Facility Loan, Security, Security Agent, Secured Party, Security Document, Term Facility, Term Loan, Transaction Certificate, Transaction Documents, Transaction Security, Transaction Security Documents, Quasi-Security, Utilisation); or

(b)	with respect to a Pari Passu Notes Document, any equivalent provision or functionally equivalent provision or term which is similar in meaning and effect to such term or provision in the Senior Secured Convertible Note; or

(c)	with respect to any Pari Passu Debt Document, any equivalent provision or functionally equivalent provision or term which is similar in meaning and effect to a term defined in or provision of the LMA Template mutatis mutandis.

“Event of Default” means any event or circumstance specified as such or any Equivalent Provision in any Debt Document.

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“Final Discharge Date” or “Discharge Date” means the first date on which all Pari Passu Liabilities have been fully and finally discharged to the satisfaction of the Collateral Agent (acting reasonably), whether or not as the result of an enforcement, and the Pari Passu Creditors are under no further obligation to provide financial accommodation to any of the Debtors under the Debt Documents.

“Finance Document” means:

(a)	in respect of the Senior Secured Convertible Note, any “Transaction Document” as defined therein; or

(b)	in respect of any other Pari Passu Debt Document any Equivalent Provision to “Transaction Document” in the LMA Template.

“Financial Adviser” means any:

(a)	independent internationally recognised investment bank;

(b)	independent internationally recognised accountancy firm; or

(c)	other independent internationally recognised professional services firm which is regularly engaged in providing valuations of businesses or financial assets or, where applicable, advising on competitive sales processes.

“Financial Indebtedness” has the meaning given to the term Indebtedness in the Senior Secured Convertible Note or any Equivalent Provision in a Debt Document.

“Group” means the Parent and each of its Subsidiaries for the time being and shall be deemed to include Security Providers.

“Guarantee Liabilities” means, in relation to a member of the Group, the liabilities and obligations under the Debt Documents (present or future, actual or contingent and whether incurred solely or jointly) it may have to a Creditor (other than to the Agent) or Debtor as or as a result of its being a guarantor or surety (including, without limitation, liabilities and obligations arising by way of guarantee, indemnity, contribution or subrogation and in particular any guarantee or indemnity arising under or in respect of the Debt Documents).

“Guarantor” has the meaning given to that term in the Senior Secured Convertible Note or any Equivalent Provision in any Debt Document.

“Holding Company” means, in relation to a person, any other person in respect of which it is a Subsidiary.”

“Insolvency Event” means, in relation to any member of the Group:

(a)	that is incorporated or organised under the laws of the United States or any state of the United States (including the District of Columbia), the occurrence of a US Insolvency or Liquidation Proceedings;

(b)	any resolution is passed or order made for the winding up, dissolution, administration or reorganisation of that member of the Group, a moratorium is declared in relation to any indebtedness of that member of the Group or an administrator is appointed to that member of the Group;

(c)	any composition, compromise, assignment or arrangement is made with any of its creditors;

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(d)	the appointment of any liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of that member of the Group or any of its assets;

(e)	any resolution is passed or order made for the insolvency, winding up, dissolution, administration, examination, bankruptcy or reorganisation or restructuring plan of that member of the Group, a moratorium is declared in relation to any indebtedness of that member of the Group or an administrator or examiner is appointed to that member of the Group; or

(f)	any analogous procedure or step is taken in any jurisdiction.

“Instructing Group” means those Pari Passu Creditors whose Pari Passu Credit Participations at that time aggregate more than 50 per cent. of the total Pari Passu Credit Participations at that time.

“Intra-Group Lenders” means:

(a)	the Parent and each member of the Group (including Security Providers) that is a Party; and

(b)	any other member of the Group which has made a loan available to, granted credit to or made any other financial arrangement having similar effect with, or is owed liabilities (present, future, actual or contingent no matter how arising) by, another member of the Group which is a Debtor and becomes a Party as an Intra-Group Lender in accordance with the terms of Clause 14 (Changes to the Parties).

“Intra-Group Lending” means the liabilities (present, future, actual or contingent no matter how arising), loans, credit or other financial arrangements made available by any Intra-Group Lender to another member of the Group.

“Intra-Group Liabilities” means the Liabilities owed by any member of the Group to any of the Intra-Group Lenders.

“Lender” means a Lender under the Senior Secured Convertible Note or Equivalent Provision in any Pari Passu Debt Document.

“Liabilities” means all present and future liabilities and obligations at any time of any member of the Group to any Creditor under the Debt Documents or under any other Intra-Group Lending, both actual and contingent and whether incurred solely or jointly or as principal or surety or in any other capacity together with any of the following matters relating to or arising in respect of those liabilities and obligations:

(a)	any refinancing, novation, deferral or extension;

(b)	any claim for breach of representation, warranty or undertaking or on an event of default or under any indemnity given under or in connection with any document or agreement evidencing or constituting any other liability or obligation falling within this definition;

(c)	any claim for damages or restitution; and

(d)	any claim as a result of any recovery by any Debtor of a Payment on the grounds of preference or otherwise, and any amounts which would be included in any of the above but for any discharge, non- provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.

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“Liabilities Acquisition” means, in relation to a person and to any Liabilities, a transaction where that person:

(a)	purchases by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of, the rights in respect of those Liabilities.

“Liabilities Sale” means a Debt Disposal pursuant to paragraph (e) of Clause 9.1 (Facilitation of Distressed Disposals and Appropriation).

“Loan” means a “Loan” under and as defined in the LMA Template or any Equivalent Provision in any Pari Passu Debt Document.

“Non-Cash Consideration” means consideration in a form other than cash. “Non-Cash Recoveries” means:

(a)	any proceeds of a Distressed Disposal or a Debt Disposal; or

(b)	any amount distributed to the Collateral Agent pursuant to Clause 5.1 (Turnover by the Creditors), which are, or is, in the form of Non-Cash Consideration.

“Non-Distressed Disposal” has the meaning given to that term in Clause 8 (Non-Distressed Disposals).

“Other Liabilities” means, in relation to a member of the Group, any trading and other liabilities (present, future, actual or contingent no matter how arising) and obligations (not being Borrowing Liabilities or Guarantee Liabilities) it may have to an Intra-Group Lender or Debtor.

“Pari Passu Arranger” means any arranger of a credit facility which creates or evidences the terms applicable to any Pari Passu Liabilities which becomes a Party in such capacity by (or by their Creditor Representative) delivering to the Collateral Agent a duly executed Creditor/Creditor Representative Accession Undertaking in accordance with Clause 14.6 (Creditor/Creditor Representative Accession Undertaking).

“Pari Passu Credit Participation” means in relation to a Pari Passu Noteholder or a Pari Passu Lender, the aggregate of:

(a)	its aggregate Pari Passu Facility Commitments, if any;

(b)	the aggregate outstanding principal amount of the Pari Passu Notes held by it, if any; and

(c)	to the extent not falling within paragraphs (a) or (b) above, the aggregate outstanding principal amount of any Pari Passu Liabilities in respect of which it is the creditor, if any.

“Pari Passu Creditors” means:

(a)	each Creditor Representative in relation to any Pari Passu Noteholder and Pari Passu Lender, each Pari Passu Arranger, each Pari Passu Noteholder and each Pari Passu Lender; and

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(b)	(unless the context requires otherwise) the Collateral Agent in its capacity as creditor in respect of the Parallel Debt attributable to the Pari Passu Liabilities, which are Parties on the date of this Deed or have become Parties in such capacity(ies) by (or by their Creditor Representative) delivering to the Collateral Agent a duly executed Creditor/Creditor Representative Accession Undertaking in accordance with Clause 14.6 (Creditor/Creditor Representative Accession Undertaking).

“Pari Passu Debt Documents” means:

(a)	each “Transaction Document” as defined in the Senior Secured Convertible Note;

(a)	each other Pari Passu Facility Agreement and each other “Finance Document” or “Loan Document” or “Transaction Document” or Equivalent Provision under and as defined in a Pari Passu Facility Agreement;

(b)	each Pari Passu Notes Document and each other “Notes Document” or “Transaction Document” or Equivalent Provision under and as defined in a Pari Passu Facility Agreement; and

(c)	each other document or instrument entered into between any member of the Group and a Pari Passu Debt Creditor setting out the terms of any credit facility, notes, indenture or debt security which creates or evidences any Pari Passu Liabilities, designated as a “Pari Passu Debt Document” by the Collateral Agent and the Parent.

“Pari Passu Liabilities” means the Liabilities owed by the Debtors:

(a)	under or in connection with the “Transaction Documents” as defined in the Senior Secured Convertible Note to the Lender or the Collateral Agent thereunder; and

(b)	under or in connection with any other Pari Passu Debt Documents to any Pari Passu Debt Creditors in relation thereto.

“Pari Passu Facility” means any credit facility made available to any member of the Group where any:

(a)	agent of the lenders in respect of the credit facility becomes a Party as a Creditor Representative;

(b)	arranger of the credit facility has become a party as a Pari Passu Arranger (if applicable); and

(c)	lender in respect of the credit facility has become a Party as a Pari Passu Lender, in each case, by (or by their Creditor Representative) delivering to the Collateral Agent a duly executed Creditor/Creditor Representative Accession Undertaking in accordance with Clause 14.6 (Creditor/Creditor Representative Accession Undertaking).

“Pari Passu Facility Agreements” means:

(a)	the Senior Secured Convertible Note and the “Transaction Documents” as defined therein; and

(b)	each other facility agreement setting out the terms of any credit facility which creates or evidences the terms applicable to any Pari Passu Liabilities.

“Pari Passu Facility Commitment” means each “Commitment” or Equivalent Provision under and as defined in any other Pari Passu Facility Agreement.

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“Pari Passu Lender” means each “Lender” or Equivalent Provision under and as defined in any relevant Pari Passu Facility Agreement.

“Pari Passu Noteholder” means any holder from time to time of any Pari Passu Notes which is a Party on the date of this Deed or has become a Party in such capacity by (or by their Creditor Representative) delivering to the Collateral Agent a duly executed Creditor/Creditor Representative Accession Undertaking in accordance with Clause 14.6 (Creditor/Creditor Representative Accession Undertaking).

“Pari Passu Notes” means any senior secured notes issued or to be issued by a member of the Group under a Pari Passu Notes Document.

“Pari Passu Notes Document” means any note indenture or subscription and promissory note or similar setting out the terms of any debt security or indebtedness thereunder which creates or evidences the terms applicable to any Pari Passu Liabilities.

“Pari Passu Notes Trustee” means any note trustee in respect of Pari Passu Notes which has acceded to this Deed as a Creditor Representative pursuant to Clause 14.6 (Creditor/Creditor Representative Accession Undertaking).

“Party” means a party to this Deed.

“Payment” means, in respect of any Liabilities (or any other liabilities or obligations), a payment, prepayment, repayment, redemption, defeasance or discharge of those Liabilities (or other liabilities or obligations).

“Permitted Intra-Group Payment” means a Payment permitted by Clause 3.2 (Permitted Payments: Intra-Group Liabilities).

“Property” of a member of the Group or of a Debtor means:

(a)	any asset of that member of the Group or of that Debtor;

(b)	any Subsidiary of that member of the Group or of that Debtor; and

(c)	any asset of any such Subsidiary.

“Receiver” means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property.

“Recoveries” has the meaning given to that term in Clause 12.1 (Order of Application). “Relevant Liabilities” means:

(a)	in the case of a Creditor:

(i)	the Liabilities owed to Creditors ranking (in accordance with the terms of this Deed) pari passu with or in priority to that Creditor (as the case may be); and

(ii)	all present and future liabilities and obligations, actual and contingent, of the Debtors to the Collateral Agent; and

(b)	in the case of a Debtor, the Liabilities owed to the Creditors together with all present and future liabilities and obligations, actual and contingent, of the Debtors to the Collateral Agent.

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“Secured Obligations” means all the Liabilities and all other present and future liabilities and obligations at any time due, owing or incurred by any member of the Group and by each Debtor to any Secured Party under the Debt Documents, both actual and contingent and whether incurred solely or jointly and as principal or surety or in any other capacity.

“Secured Parties” means the Collateral Agent, any Receiver or Delegate and the other Pari Passu Creditors from time to time but, in the case of each Pari Passu Creditor, only if it is a Party or has acceded to this Deed, in the appropriate capacity, pursuant to Clause 14.6 (Creditor/Creditor Representative Accession Undertaking).

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Security Provider” means a person who is not a member of the Group (ignoring the deeming of them to be so in the definition of Group) that enters into a Security Document, provides Transaction Security or who otherwise provides any guarantee, indemnity, Security or other assurance against financial loss in favour of any of the Secured Parties as security for any of the Secured Obligations.

“Security Documents” means:

(a)	each of the “Security Documents” as defined in the Senior Secured Convertible Note;

(b)	any other document entered into at any time by any of the Debtors or Security Providers creating any guarantee, indemnity, Security or other assurance against financial loss in favour of any of the Secured Parties as security for any of the Secured Obligations; and

(c)	any Security granted under any covenant for further assurance in any of the documents referred to in paragraphs (a) and (b) above.

“Security Property” means:

(a)	the Transaction Security expressed to be granted in favour of the Collateral Agent as trustee for the Secured Parties and all proceeds of that Transaction Security;

(b)	all obligations expressed to be undertaken by a Debtor to pay amounts in respect of the Liabilities to the Collateral Agent as trustee for the Secured Parties and secured by the Transaction Security together with all representations and warranties expressed to be given by a Debtor in favour of the Collateral Agent as trustee for the Secured Parties;

(c)	the Collateral Agent’s interest in any trust fund created pursuant to Clause 5 (Turnover of Receipts); and

(d)	any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Collateral Agent is required by the terms of the Debt Documents to hold as trustee on trust for the Secured Parties.

“Senior Secured Convertible Note” means the secured convertible promissory note dated on or about the date of this Deed between, among others, the Collateral Agent, the Original Lender, the Parent and the Borrower.

“Subsidiary” means, with respect to any person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such person; (ii) such person and one or more Subsidiaries of such person; or (iii) one or more Subsidiaries of such person.

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“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Transaction Security” means the Security created or evidenced or expressed to be created or evidenced under or pursuant to the Security Documents.

“US Bankruptcy Law” means the Bankruptcy Code and any other US federal or state bankruptcy, insolvency or similar law, including without limitation, any other liquidation, conservatorship, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, suspension of payments, reorganization or similar debtor relief laws of the US from time to time in effect and affecting the rights of creditors generally.

“US Insolvency or Liquidation Proceeding” means:

(a)	any case commenced by or against any member of the Group under the Bankruptcy Code or any other US Bankruptcy Law, or any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of any member of the Group, any receivership or assignment for the benefit of creditors relating to any member of the Group or any similar case or proceeding relative to any member of the Group or its creditors, as such, in each case whether or not voluntary, in each case arising under the laws of the US or any State thereof or the District of Columbia;

(b)	any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to any member of the Group, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency, in each case to the extent not permitted under the Debt Documents, and arising under the laws of the US or any State thereof or the District of Columbia;

(c)	any proceeding under the laws of the US or any State thereof or the District of Columbia seeking the appointment of any trustee, receiver, liquidator, custodian or other insolvency official with similar powers with respect to any member of the Group or any of its assets; or

(d)	any other proceeding of any type or nature under the laws of the US or any State thereof or the District of Columbia in which substantially all claims of creditors of any member of the Group are determined and any payment or distribution is or may be made on account of such claims.

“VAT” means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b)	any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Deed to:

(i)	any “Company”, “Creditor”, “Creditor Representative” “Debtor”, “Intra- Group Lender”, “Parent”, “Party”, “Collateral Agent”, “Borrower”, “Creditor”, “Guarantor”, “Lender”, “Pari Passu Arranger”, “Pari Passu Creditor”, “Pari Passu Debt Creditor”, “Pari Passu Lender”, “Pari Passu Noteholder”, “Pari Passu Notes Trustee”, shall be construed to be a reference to it in its capacity as such and not in any other capacity;

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(ii)	any “Creditor”, “Debtor”, any “Party”, or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Debt Documents and, in the case of the Collateral Agent, any person for the time being appointed as Collateral Agent in accordance with this Deed;

(iii)	an “amount” includes an amount of cash and an amount of Non-Cash Consideration;

(iv)	“assets” includes present and future properties, revenues and rights of every description;

(v)	a “Debt Document” or any other agreement or instrument is (other than a reference to a “Debt Document” or any other agreement or instrument in “original form”) a reference to that Debt Document, or other agreement or instrument, as amended, novated, supplemented, extended or restated as permitted by this Deed;

(vi)	a “distribution” of or out of the assets of a member of the Group, includes a distribution of cash and a distribution of Non-Cash Consideration;

(vii)	“enforcing” (or any derivation) the Transaction Security includes the appointment of an administrator (or any analogous officer in any jurisdiction) of a Debtor by the Collateral Agent.

(viii)	a “group of Creditors” includes all the Creditors and a “group of Pari Passu Creditors” includes all the Pari Passu Creditors;

(ix)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(x)	the “original form” of a “Debt Document” or any other agreement or instrument is a reference to that Debt Document, agreement or instrument as originally entered into;

(xi)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(xii)	“proceeds” of a Distressed Disposal or of a Debt Disposal includes proceeds in cash and in Non-Cash Consideration;

(xiii)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(xiv)	a defined term includes it cognate forms;

(xv)	“including” means including without limitation; and

(xvi)	a provision of law is a reference to that provision as amended or re-enacted from time to time.

(b)	Section, Clause and Schedule headings are for ease of reference only.

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(c)	A Default (other than an Event of Default) is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been waived in writing by the Collateral Agent.

1.3	Third party rights

(a)	Unless expressly provided to the contrary in this Deed, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or to enjoy the benefit of any term of this Deed.

(b)	Notwithstanding any term of this Deed, the consent of any person who is not a Party is not required to rescind or vary this Deed at any time.

(c)	Any Receiver, Delegate or any other person described in paragraph (b) of Clause 13.11 (Exclusion of liability) may, subject to this Clause 1.3 and the Third Parties Act, rely on any Clause of this Deed which expressly confers rights on it.

1.4	US Bankruptcy

Notwithstanding anything to the contrary in this Deed, in the event that a member of the Group is the subject of any US Insolvency or Liquidation Proceeding, the following provisions shall apply with respect thereto:

(a)	This Agreement is intended to be and shall constitute a “subordination agreement” for the purposes of Section 510(a) of the Bankruptcy Code and shall be enforceable in any US Bankruptcy case in accordance with its terms.

(b)	This Agreement shall be effective before, during and after the commencement of a US Insolvency or Liquidation Proceeding. The relative rights as to the Charged Property and other collateral and proceeds thereof shall continue after the filing thereof on the same basis as prior to the date of the petition.

(c)	This is a continuing agreement of lien subordination and the Secured Parties may continue to extend credit and other financial accommodations and lend monies to or for the benefit of any member of the Group constituting Secured Obligations in reliance hereon. The terms of this Deed shall survive, and shall continue in full force and effect, in any US Insolvency or Liquidation Proceeding.

(d)	Notwithstanding the foregoing, or any other provision in this Deed, in the event that any Debtor becomes subject to an Insolvency Event under the Bankruptcy Code, no Secured Party, or any representative thereof, shall exercise any rights with respect to the Security Property of such Debtor, and each such persons hereby agrees not to take any action under the applicable bankruptcy proceedings that would be inconsistent with its agreement hereunder without the Consent of the Instructing Group prior to the Discharge Date.

1.5	Debtor and Security Provider Agent

(a)	Each Debtor (other than the Parent) by its execution of this Deed or a Debtor and Security Provider Accession Deed irrevocably appoints the Parent (acting through one or more authorised signatories) to act on its behalf as its agent in relation to the Debt Documents and irrevocably authorises:

(i)	the Parent on its behalf to supply all information concerning itself contemplated by this Deed to the Secured Parties and to give all notices and instructions to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Debtor notwithstanding that they may affect the Debtor, without further reference to or the consent of that Debtor; and

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(ii)	each Secured Party to give any notice, demand or other communication to that Debtor pursuant to the Debt Documents to the Parent, and in each case each Debtor shall be bound as though the Debtor itself had given the notices and instructions or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)	Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Parent or given to the Parent under any Debt Document on behalf of another Debtor or in connection with any Debt Document (whether or not known to any other Debtor and whether occurring before or after such other Debtor became a Debtor under any Debt Document) shall be binding for all purposes on that Debtor as if that Debtor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Parent and any other Debtor, those of the Parent shall prevail.

SECTION 2

RANKING

2.	RANKING AND PRIORITY

2.1	Ranking and Priority

Each of the Parties agrees that the Pari Passu Liabilities shall rank pari passu and without any preference between them.

2.2	Transaction Security

Each of the Parties agrees that the Transaction Security shall rank and secure the Pari Passu Liabilities (but only to the extent that such Transaction Security is expressed to secure those Liabilities) (subject to the terms of this Deed) pari passu and without any preference between them.

2.3	Intra-Group Liabilities

(a)	Each of the Parties agrees that the Intra-Group Liabilities are postponed and subordinated to the Pari Passu Liabilities owed by the Debtors to the Pari Passu Creditors.

(b)	This Deed does not purport to rank any of the Intra-Group Liabilities as between themselves.

SECTION 3

OTHER CREDITORS

3.	INTRA-GROUP LENDERS AND INTRA-GROUP LIABILITIES

3.1	Restriction on Payment: Intra-Group Liabilities

Prior to the Final Discharge Date, the Debtors shall not, and shall procure that no other member of the Group will, make any Payments of the Intra-Group Liabilities at any time unless:

(a)	that Payment is permitted under Clause 3.2 (Permitted Payments: Intra-Group Liabilities); or

(b)	the taking or receipt of that Payment is permitted under paragraph (c) of Clause 3.7 (Permitted Enforcement: Intra-Group Lenders).

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3.2	Permitted Payments: Intra-Group Liabilities

(a)	Subject to paragraph (b) below, the Debtors may make Payments in respect of the Intra-Group Liabilities (whether of principal, interest or otherwise) from time to time when due.

(b)	Payments in respect of the Intra-Group Liabilities may not be made pursuant to paragraph (a) above if, at the time of the Payment:

(i)	in respect of Payments to the Parent, an Acceleration Event has occurred and is continuing or would occur under any of the Debt Documents unless:

(A)	the Instructing Group consents to that Payment being made; or

(B)	that Payment is made to facilitate Payment of the Pari Passu Liabilities;

(ii)	in respect of Payments to any other member of the Group, an Acceleration Event has occurred and is continuing or would occur under any of the Debt Documents unless:

(A)	the Instructing Group consents to that Payment being made; or

(B)	that Payment is made to facilitate Payment of the Pari Passu Liabilities.

3.3	Payment obligations continue

No Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Debt Document by the operation of Clauses 3.1 (Restriction on Payment: Intra-Group Liabilities) and 3.2 (Permitted Payments: Intra-Group Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

3.4	Acquisition of Intra-Group Liabilities

(a)	Subject to paragraph (b) below, each Debtor other than the Parent may, and may permit any other member of the Group to:

(i)	enter into any Liabilities Acquisition; or

(ii)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition, in respect of any Intra-Group Liabilities at any time.

(b)	Subject to paragraph (c) below, no action described in paragraph (a) above may take place in respect of any Intra-Group Liabilities if:

(i)	that action would result in a breach of the Senior Secured Convertible Note or any other Pari Passu Debt Document; or

(ii)	at the time of that action, an Acceleration Event has occurred and is continuing or would occur under the Senior Secured Convertible Note or any other Pari Passu Debt Document.

(c)	The restrictions in paragraph (b) above shall not apply if:

(i)	the Instructing Group consents to that action; or

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(ii)	that action is taken to facilitate Payment of the Pari Passu Liabilities.

3.5	Security: Intra-Group Lenders

Prior to the Discharge Date, the Intra-Group Lenders may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss in respect of the Intra- Group Liabilities unless:

(a)	that Security, guarantee, indemnity or other assurance against loss is expressly permitted by the Collateral Agent; or

(b)	the prior consent of the Instructing Group is obtained.

3.6	Restriction on enforcement: Intra-Group Lenders

Subject to Clause 3.7 (Permitted Enforcement: Intra-Group Lenders), none of the Intra-Group Lenders shall be entitled to take any Enforcement Action in respect of any of the Intra-Group Liabilities.

3.7	Permitted Enforcement: Intra-Group Lenders

After the occurrence of an Insolvency Event in relation to any member of the Group, no Intra- Group Lender may exercise any right it may have against that member of the Group to:

(a)	accelerate any of that member of the Group’s Intra-Group Liabilities or declare them prematurely due and payable or payable on demand;

(b)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Intra-Group Liabilities;

(c)	exercise any right of set-off or take or receive any Payment in respect of any Intra-Group Liabilities of that member of the Group; or

(d)	claim and prove in any insolvency process of that member of the Group for the Intra- Group Liabilities owing to it,

without the prior written consent of the Collateral Agent, which may be given subject to conditions including that Collateral Agent has taken, or has given notice that it intends to take, action on behalf of that Intra-Group Lender in accordance with Clause 4.4 (Filing of claims).

3.8	Representations: Intra-Group Lenders

Each Intra-Group Lender represents and warrants to the Pari Passu Creditors that:

(a)	it is a corporation, duly incorporated or formed and validly existing under the laws of its jurisdiction of incorporation or formation;

(b)	the obligations expressed to be assumed by it in this Deed are, subject to any general principles of law limiting its obligations which are applicable to creditors generally, legal, valid, binding and enforceable obligations; and

(c)	the entry into and performance by it of this Deed does not and will not:

(i)	conflict with any law or regulation applicable to it, its constitutional documents or any agreement or instrument binding upon it or any of its assets; or

(ii)	constitute a default or termination event (however described) under any agreement or instrument binding on it or any of its assets.

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SECTION 4

INSOLVENCY, TURNOVER AND ENFORCEMENT

4.	EFFECT OF INSOLVENCY EVENT

4.1	Distributions

(a)	After the occurrence of an Insolvency Event in relation to any member of the Group, any Party entitled to receive a distribution out of the assets of that member of the Group in respect of Liabilities owed to that Party shall, to the extent it is able to do so, direct the person responsible for the distribution of the assets of that member of the Group to make that distribution to the Collateral Agent (or to such other person as the Collateral Agent shall direct) until the Liabilities owing to the Secured Parties have been paid in full.

(b)	The Collateral Agent shall apply distributions made to it under paragraph (a) above in accordance with Clause 12 (Application of Proceeds).

4.2	Set-Off

To the extent that any member of the Group’s Liabilities are discharged by way of set-off (mandatory or otherwise) after the occurrence of an Insolvency Event in relation to that member of the Group, any Creditor which benefited from that set-off shall pay an amount equal to the amount of the Liabilities owed to it which are discharged by that set-off to the Collateral Agent for application in accordance with Clause 12 (Application of Proceeds).

4.3	Non-cash distributions

If the Collateral Agent or any other Secured Party receives a distribution in the form of Non- Cash Consideration in respect of any of the Liabilities (other than any distribution of Non-Cash Recoveries), the Liabilities will not be reduced by that distribution until and except to the extent that the realisation proceeds are actually applied towards the Liabilities.

4.4	Filing of claims

After the occurrence of an Insolvency Event or in connection with a Distressed Disposal in relation to any member of the Group, each Creditor irrevocably authorises the Collateral Agent, on its behalf, to:

(a)	take any Enforcement Action (in accordance with the terms of this Deed) against that member of the Group;

(b)	demand, sue, prove and give receipt for any or all of that member of the Group’s Liabilities;

(c)	collect and receive all distributions on, or on account of, any or all of that member of the Group’s Liabilities; and

(d)	file claims, take proceedings and do all other things the Collateral Agent considers reasonably necessary to recover that member of the Group’s Liabilities.

4.5	Further assurance – Insolvency Event

Each Creditor will:

(a)	do all things that the Collateral Agent requests in order to give effect to this Clause 4; and

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(b)	if the Collateral Agent is not entitled to take any of the actions contemplated by this Clause 4 or if the Collateral Agent requests that a Creditor take that action, undertake that action itself in accordance with the instructions of the Collateral Agent or grant a power of attorney to the Collateral Agent (on such terms as the Collateral Agent may reasonably require) to enable the Collateral Agent to take such action.

4.6	Collateral Agent instructions

For the purposes of Clause 4.1 (Distributions), Clause 4.4 (Filing of claims) and Clause 4.5 (Further assurance – Insolvency Event) the Collateral Agent shall act:

(a)	on the instructions of the Instructing Group; or

(b)	in the absence of any such instructions, as the Collateral Agent sees fit.

4.7	The Security Providers to be Party

The Parent shall procure that substantially simultaneously with granting any Security under the Security Documents, each Security Provider becomes a Party as a Security Provider and Intra- Group Lender by duly executing and returning to the Collateral Agent a Debtor and Security Provider Accession Deed which is substantially in the form set out in Schedule 1 (Form of Debtor and Security Provider Accession Deed)).

5.	TURNOVER OF RECEIPTS

5.1	Turnover by the Creditors

Subject to Clause 5.2 (Permitted assurance and receipts), if at any time, any Creditor receives or recovers:

(a)	any Payment or distribution of, or on account of or in relation to, any of the Liabilities which is neither:

(i)	a Permitted Intra-Group Payment; nor

(ii)	made in accordance with Clause 12 (Application of Proceeds);

(b)	other than where Clause 4.2 (Set-Off) applies, any amount by way of set-off in respect of any of the Liabilities owed to it which does not give effect to a Permitted Intra-Group Payment;

(c)	notwithstanding paragraphs (a) and (b) above, and other than where Clause 4.2 (Set- Off) applies, any amount:

(i)	on account of, or in relation to, any of the Liabilities:

(A)	after the occurrence of a Distress Event; or

(B)	as a result of any other litigation or proceedings against a member of the Group (other than after the occurrence of an Insolvency Event in respect of that member of the Group); or

(ii)	by way of set-off in respect of any of the Liabilities owed to it after the occurrence of a Distress Event, other than, in each case, any amount received or recovered in accordance with Clause 12 (Application of Proceeds);

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(d)	the proceeds of any enforcement of any Transaction Security except in accordance with Clause 12 (Application of Proceeds); or

(e)	other than where Clause 4.2 (Set-Off) applies, any distribution or Payment of, or on account of or in relation to, any of the Liabilities owed by any member of the Group which is not in accordance with Clause 12 (Application of Proceeds) and which is made as a result of, or after, the occurrence of an Insolvency Event in respect of that member of the Group, that Creditor will:

(i)	in relation to receipts and recoveries not received or recovered by way of set- off:

(A)	hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Collateral Agent and promptly pay or distribute that amount to the Collateral Agent for application in accordance with the terms of this Deed; and

(B)	promptly pay or distribute an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Collateral Agent for application in accordance with the terms of this Deed; and

(ii)	in relation to receipts and recoveries received or recovered by way of set-off, promptly pay an amount equal to that recovery to the Collateral Agent for application in accordance with the terms of this Deed.

5.2	Permitted assurance and receipts

Nothing in this Deed shall restrict the ability of any Pari Passu Creditor to:

(a)	arrange with any person which is not a member of the Group any assurance against loss in respect of, or reduction of its credit exposure to, a Debtor (including assurance by way of credit based derivative or sub-participation); or

(b)	make any assignment or transfer permitted by Clause 14 (Changes to the Parties), which is permitted by all of the Debt Documents and that Pari Passu Creditor shall not be obliged to account to any other Party for any sum received by it as a result of that action.

5.3	Amounts received by Debtors

If any of the Debtors receives or recovers any amount which, under the terms of any of the Debt Documents, should have been paid to the Collateral Agent, that Debtor will:

(a)	hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Collateral Agent and promptly pay that amount to the Collateral Agent for application in accordance with the terms of this Deed; and

(b)	promptly pay an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Collateral Agent for application in accordance with the terms of this Deed.

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5.4	Saving provision

If, for any reason, any of the trusts expressed to be created in this Clause 5 should fail or be unenforceable, the affected Creditor or Debtor will promptly pay or distribute an amount equal to that receipt or recovery to the Collateral Agent to be held on trust by the Collateral Agent for application in accordance with the terms of this Deed.

5.5	Turnover of Non-Cash Consideration

For the purposes of this Clause 5, if any Creditor receives or recovers any amount or distribution in the form of Non-Cash Consideration which is subject to Clause 5.1 (Turnover by the Creditors) the cash value of that Non-Cash Consideration shall be determined in accordance with Clause 10.2 (Cash value of Non-Cash Recoveries).

6.	REDISTRIBUTION

6.1	Recovering Creditor’s rights

(a)	Any amount paid or distributed by a Creditor (a “Recovering Creditor”) to the Collateral Agent under Clause 4 (Effect of Insolvency Event) or Clause 5 (Turnover of Receipts) shall be treated as having been paid or distributed by the relevant Debtor and shall be applied by the Collateral Agent in accordance with Clause 12 (Application of Proceeds).

(b)	On an application by the Collateral Agent pursuant to Clause 12 (Application of Proceeds) of a Payment or distribution received by a Recovering Creditor from a Debtor, as between the relevant Debtor and the Recovering Creditor an amount equal to the amount received or recovered by the Recovering Creditor and paid or distributed to the Collateral Agent by the Recovering Creditor (the “Shared Amount”) will be treated as not having been paid or distributed by that Debtor.

6.2	Reversal of redistribution

(a)	If any part of the Shared Amount received or recovered by a Recovering Creditor becomes repayable or returnable to a Debtor and is repaid or returned by that Recovering Creditor to that Debtor, then:

(i)	each Party that received any part of that Shared Amount pursuant to an application by the Collateral Agent of that Shared Amount under Clause 6.1 (Recovering Creditor’s rights) (a “Sharing Party”) shall, upon request of the Collateral Agent, pay or distribute to the Collateral Agent for the account of that Recovering Creditor an amount equal to the appropriate part of its share of the Shared Amount (together with an amount as is necessary to reimburse that Recovering Creditor for its proportion of any interest on the Shared Amount which that Recovering Creditor is required to pay) (the “Redistributed Amount”); and

(ii)	as between the relevant Debtor and each relevant Sharing Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid or distributed by that Debtor.

(b)	The Collateral Agent shall not be obliged to pay or distribute any Redistributed Amount to a Recovering Creditor under paragraph (a)(i) above until it has been able to establish to its satisfaction that it has actually received that Redistributed Amount from the relevant Sharing Party.

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6.3	Deferral of subrogation

No Creditor or Debtor will exercise any rights which it may have by reason of the performance by it of its obligations under the Debt Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights under the Debt Documents of any Creditor which ranks ahead of it in accordance with the priorities set out in Clause 2 (Ranking and Priority) or the order of application set out in Clause 12 (Application of Proceeds) until such time as all of the Liabilities owing to each prior ranking Creditor (or, in the case of any Debtor, owing to each Creditor) have been irrevocably discharged in full.

7.	ENFORCEMENT OF TRANSACTION SECURITY

7.1	Enforcement Instructions

(a)	The Collateral Agent may refrain from enforcing the Transaction Security unless instructed otherwise by the Instructing Group.

(b)	Subject to the Transaction Security having become enforceable in accordance with its terms, the Instructing Group may give or refrain from giving instructions to the Collateral Agent to enforce or refrain from enforcing the Transaction Security as it sees fit.

(c)	The Collateral Agent is entitled to rely on and comply with instructions given in accordance with this Clause 7.1.

7.2	Manner of enforcement

If the Transaction Security is being enforced pursuant to Clause 7.1 (Enforcement Instructions), the Collateral Agent shall enforce the Transaction Security in such manner (including, without limitation, the selection of any administrator (or any analogous officer in any jurisdiction) of any Debtor to be appointed by the Collateral Agent) as the Instructing Group shall instruct, or, in the absence of any such instructions, as the Collateral Agent considers in its discretion to be appropriate.

7.3	Exercise of voting rights

(a)	Each Creditor (other than the Collateral Agent) will cast its vote in any proposal put to the vote by or under the supervision of any judicial or supervisory authority in respect of any insolvency, pre-insolvency or rehabilitation or similar proceedings relating to any member of the Group as instructed by the Collateral Agent.

(b)	The Collateral Agent shall give instructions for the purposes of paragraph (a) above in accordance with any instructions given to it by the Instructing Group.

7.4	Waiver of rights

To the extent permitted under applicable law and subject to Clause 7.1 (Enforcement Instructions), Clause 7.2 (Manner of enforcement) and Clause 12 (Application of Proceeds), each of the Secured Parties and the Debtors waives all rights it may otherwise have to require that the Transaction Security be enforced in any particular order or manner or at any particular time or that any amount received or recovered from any person, or by virtue of the enforcement of any of the Transaction Security or of any other security interest, which is capable of being applied in or towards discharge of any of the Secured Obligations is so applied.

7.5	Duties owed

Each of the Secured Parties and the Debtors acknowledges that, in the event that the Collateral Agent enforces or is instructed to enforce the Transaction Security the duties of the Collateral Agent and of any Receiver or Delegate owed to them in respect of the method, type and timing of that enforcement or of the exploitation, management or realisation of any of that Transaction Security shall, be no different to or greater than the duty that is owed by the Collateral Agent, Receiver or Delegate to the Debtors under general law.

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7.6	Enforcement through Collateral Agent only

The Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any right, power, authority or discretion arising under the Security Documents except through the Collateral Agent.

SECTION 5

NON-DISTRESSED DISPOSALS, DISTRESSED DISPOSALS AND CLAIMS

8.	NON-DISTRESSED DISPOSALS

8.1	Definitions

In this Clause 8:

(a)	“Disposal Proceeds” means the proceeds of a Non-Distressed Disposal; and

(b)	“Non-Distressed Disposal” means a disposal of:

(i)	an asset of a member of the Group; or

(ii)	an asset which is subject to the Transaction Security, to a person or persons outside the Group where:

(A)	each Creditor Representative notifies the Collateral Agent that that disposal is permitted under all of the Debt Documents; and

(B)	that disposal is not a Distressed Disposal.

8.2	Facilitation of Non-Distressed Disposals

(a)	If a disposal of an asset is a Non-Distressed Disposal, the Collateral Agent is irrevocably authorised and released from all restrictions at law that may lawfully be excluded (at the cost of the Parent and without any consent, sanction, authority or further confirmation from any Creditor, other Secured Party, Intra-Group Lender, Security Provider or Debtor) but subject to paragraph (b) below:

(i)	to release the Transaction Security or any other claim (relating to a Debt Document) over that asset;

(ii)	where that asset consists of shares in the capital of a member of the Group, to release the Transaction Security or any other claim (relating to a Debt Document) over that member of the Group’s Property; and

(iii)	to execute and deliver or enter into any release of the Transaction Security or any claim described in paragraphs (i) and (ii) above and issue any certificates of non-crystallisation of any floating charge or any consent to dealing that may, in the discretion of the Collateral Agent, be considered necessary or desirable.

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(b)	Each release of Transaction Security or any claim described in paragraph (a) above shall become effective only on the making of the relevant Non-Distressed Disposal.

8.3	Disposal Proceeds

If any Disposal Proceeds are required to be applied in mandatory prepayment of the Pari Passu Liabilities then those Disposal Proceeds shall be applied pro rata across the Pari Passu Liabilities unless the Instructing Group otherwise agrees in writing and the consent of any other Party shall not be required for that application.

9.	DISTRESSED DISPOSALS AND APPROPRIATION

9.1	Facilitation of Distressed Disposals and Appropriation

If a Distressed Disposal or an Appropriation is being effected the Collateral Agent is irrevocably authorised and is released from all restrictions at law that may lawfully be excluded (at the cost of the Parent and each Debtor and without any consent, sanction, authority or further confirmation from any Creditor, Intra-Group Lender, Security Provider or Debtor, Secured Party or Debtor):

(a)	release of Transaction Security/non-crystallisation certificates: to release the Transaction Security or any other claim over the asset subject to the Distressed Disposal or Appropriation and execute and deliver or enter into any release of that Transaction Security or claim and issue any letters of non-crystallisation of any floating charge or any consent to dealing that may, in the discretion of the Collateral Agent, be considered necessary or desirable;

(b)	release of liabilities and Transaction Security on a share sale/Appropriation (Debtor): if the asset subject to the Distressed Disposal or Appropriation consists of shares in the capital of a Debtor, to release:

(i)	that Debtor and any Subsidiary of that Debtor from all or any part of:

(A)	its Borrowing Liabilities;

(B)	its Guarantee Liabilities; and

(C)	its Other Liabilities;

(ii)	any Transaction Security granted by that Debtor or any Subsidiary of that Debtor over any of its assets; and

(iii)	any other claim of an Intra-Group Lender, or another Debtor over that Debtor’s assets or over the assets of any Subsidiary of that Debtor,

on behalf of the relevant Creditors and Debtors;

(c)	release of liabilities and Transaction Security on a share sale/Appropriation (Holding Company): if the asset subject to the Distressed Disposal or Appropriation consists of shares in the capital of any Holding Company of a Debtor, to release:

(i)	that Holding Company and any Subsidiary of that Holding Company from all or any part of:

(A)	its Borrowing Liabilities;

(B)	its Guarantee Liabilities; and

(C)	its Other Liabilities;

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(ii)	any Transaction Security granted by any Subsidiary of that Holding Company over any of its assets; and

(iii)	any other claim of an Intra-Group Lender or another Debtor over the assets of any Subsidiary of that Holding Company,

on behalf of the relevant Creditors and Debtors;

(d)	facilitative disposal of liabilities on a share sale/Appropriation: if the asset subject to the Distressed Disposal or Appropriation consists of shares in the capital of a Debtor or the Holding Company of a Debtor and the Collateral Agent decides to dispose of all or any part of:

(i)	the Liabilities (other than Creditor Representative Amounts where the relevant Pari Passu Creditor is represented by an agent, trustee or nominee); or

(ii)	the Debtors’ Intra-Group Receivables,

owed by that Debtor or Holding Company or any Subsidiary of that Debtor or Holding Company on the basis that any transferee of those Liabilities or Debtors’ Intra-Group Receivables (the “Transferee”) will not be treated as a Secured Party for the purposes of this Deed), to execute and deliver or enter into any agreement to dispose of all or part of those Liabilities or Debtors’ Intra-Group Receivables on behalf of the relevant Creditors and Debtors provided that notwithstanding any other provision of any Debt Document the Transferee shall not be treated as a Secured Party for the purposes of this Deed;

(e)	sale of liabilities on a share sale/Appropriation: if the asset subject to the Distressed Disposal or Appropriation consists of shares in the capital of a Debtor or the Holding Company of a Debtor and the Collateral Agent decides to dispose of all or any part of:

(i)	the Liabilities (other than Creditor Representative Amounts where the relevant Pari Passu Creditor is represented by an agent, trustee or nominee); or

(ii)	the Debtors’ Intra-Group Receivables,

owed by that Debtor or Holding Company or any Subsidiary of that Debtor or Holding Company on the basis that any transferee of those Liabilities or Debtors’ Intra-Group Receivables will be treated as a Secured Party for the purposes of this Deed, to execute and deliver or enter into any agreement to dispose of:

(A)	all (and not part only) of the Liabilities owed to the Secured Parties (other than Creditor Representative Amounts where the relevant Pari Passu Creditor is represented by an agent, trustee or nominee); and

(B)	all or part of any other Liabilities (other than Creditor Representative Amounts where the relevant Pari Passu Creditor is represented by an agent, trustee or nominee) and the Debtors’ Intra-Group Receivables, on behalf of, in each case, the relevant Creditors and Debtors;

(f)	transfer of obligations in respect of liabilities on a share sale/Appropriation: if the asset subject to the Distressed Disposal or Appropriation consists of shares in the capital of a Debtor or the Holding Company of a Debtor (the “Disposed Entity”) and the Collateral Agent decides to transfer to another Debtor (the “Receiving Entity”) all or any part of the Disposed Entity’s obligations or any obligations of any Subsidiary of that Disposed Entity in respect of:

(i)	the Intra-Group Liabilities; or

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(ii)	the Debtors’ Intra-Group Receivables,

to execute and deliver or enter into any agreement to:

(A)	agree to the transfer of all or part of the obligations in respect of those Intra-Group Liabilities or Debtors’ Intra-Group Receivables on behalf of the relevant Intra-Group Lenders and Debtors to which those obligations are owed and on behalf of the Debtors which owe those obligations; and

(B)	to accept the transfer of all or part of the obligations in respect of those Intra-Group Liabilities or Debtors’ Intra-Group Receivables on behalf of the Receiving Entity or Receiving Entities to which the obligations in respect of those Intra-Group Liabilities or Debtors’ Intra-Group Receivables are to be transferred.

9.2	Form of consideration for Distressed Disposals and Debt Disposals

Subject to Clause 10.5 (Collateral Agent protection), a Distressed Disposal or a Debt Disposal may be made in whole or in part for consideration in the form of cash or, if not for cash, for Non- Cash Consideration which is acceptable to the Collateral Agent.

9.3	Proceeds of Distressed Disposals and Debt Disposals

The net proceeds of each Distressed Disposal and each Debt Disposal shall be paid, or distributed, to the Collateral Agent for application in accordance with Clause 12 (Application of Proceeds) and, to the extent that:

(a)	any Liabilities Sale has occurred; or

(b)	any Appropriation has occurred,

as if that Liabilities Sale, or any reduction in the Secured Obligations resulting from that Appropriation, had not occurred.

9.4	Appointment of Financial Adviser

(a)	Without prejudice to Clause 13.8 (Rights and discretions), the Collateral Agent may engage, or approve the engagement of, (in each case on such terms as it may consider appropriate (including, without limitation, restrictions on that Financial Adviser’s liability and the extent to which any advice, valuation or opinion may be relied on or disclosed)), pay for and rely on the services of a Financial Adviser to provide advice, a valuation or an opinion in connection with:

(i)	a Distressed Disposal or a Debt Disposal;

(ii)	the application or distribution of any proceeds of a Distressed Disposal or a Debt Disposal; or

(iii)	any amount of Non-Cash Consideration which is subject to Clause 5.1 (Turnover by the Creditors).

(b)	For the purposes of paragraph (a) above, the Collateral Agent shall act:

(i)	on the instructions of the Instructing Group if the Financial Adviser is providing a valuation for the purposes of Clause 10.2 (Cash value of Non-Cash Recoveries); or

(ii)	otherwise in accordance with Clause 9.5 (Collateral Agent’s actions).

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9.5	Collateral Agent’s actions

For the purposes of Clause 9.1 (Facilitation of Distressed Disposals and Appropriation) and Clause 9.2 (Form of consideration for Distressed Disposals and Debt Disposals) the Collateral Agent shall act:

(a)	in the case of an Appropriation or if the relevant Distressed Disposal is being effected by way of enforcement of the Transaction Security, in accordance with Clause 7.2 (Manner of enforcement); and

(b)	in any other case:

(i)	on the instructions of the Instructing Group; or

(ii)	in the absence of any such instructions, as the Collateral Agent sees fit.

10.	NON-CASH RECOVERIES

10.1	Collateral Agent and Non-Cash Recoveries

To the extent the Collateral Agent receives or recovers any Non-Cash Recoveries, it may (acting on the instructions of the Instructing Group) but without prejudice to its ability to exercise discretion under Clause 12.2 (Prospective liabilities)):

(a)	distribute those Non-Cash Recoveries pursuant to Clause 12 (Application of proceeds) as if they were Cash Proceeds;

(b)	hold, manage, exploit, collect, realise and dispose of those Non-Cash Recoveries; and

(c)	hold, manage, exploit, collect, realise and distribute any resulting Cash Proceeds.

10.2	Cash value of Non-Cash Recoveries

(a)	The cash value of any Non-Cash Recoveries shall be determined by reference to a valuation obtained by the Collateral Agent from a Financial Adviser appointed by the Collateral Agent pursuant to Clause 9.4 (Appointment of Financial Adviser) taking into account any notional conversion made pursuant to Clause 12.4 (Currency conversion).

(b)	If any Non-Cash Recoveries are distributed pursuant to Clause 12 (Application of proceeds), the extent to which such distribution is treated as discharging the Liabilities shall be determined by reference to the cash value of those Non-Cash Recoveries determined pursuant to paragraph (a) above.

10.3	Agent and Non-Cash Recoveries

(a)	Subject to paragraph (b) below and to Clause 10.4 (Alternative to Non-Cash Consideration), if, pursuant to Clause 12.1 (Order of application), a Creditor Representative (or Creditor if the Creditor is not represented by an agent, trustee or nominee) receives Non-Cash Recoveries for application towards the discharge of any Liabilities, the Creditor Representative (or Creditor if the Creditor is not represented by an agent, trustee or nominee) shall apply those Non-Cash Recoveries in accordance with the Pari Passu Notes Document or Pari Passu Facility Agreement to which it is party as if they were Cash Proceeds.

(b)	The Creditor Representative (or Creditor if the Creditor is not represented by an agent, trustee or nominee) may:

(i)	use any reasonably suitable method of distribution, as it may determine in its discretion, to distribute those Non-Cash Recoveries in the order of priority that would apply under the Pari Passu Notes Document or Pari Passu Facility Agreement to which it is party if those Non-Cash Recoveries were Cash Proceeds;

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(ii)	hold any Non-Cash Recoveries through another person; and

(iii)	hold any amount of Non-Cash Recoveries for so long as it shall think fit for later application pursuant to paragraph (a) above.

10.4	Alternative to Non-Cash Consideration

(a)	If any Non-Cash Recoveries are to be distributed pursuant to Clause 12 (Application of proceeds), the Collateral Agent shall (prior to that distribution and taking into account the Liabilities then outstanding and the cash value of those Non-Cash Recoveries) notify the Pari Passu Creditors entitled to receive those Non-Cash Recoveries pursuant to that distribution (the “Entitled Creditors”).

(b)	If:

(i)	it would be unlawful for an Entitled Creditor to receive such Non-Cash Recoveries (or it would otherwise conflict with that Entitled Creditor’s constitutional documents for it to do so); and

(ii)	that Entitled Creditor promptly so notifies the Collateral Agent and supplies such supporting evidence as the Collateral Agent may reasonably require,

that Pari Passu Creditor shall be a “Cash Only Creditor” and the Non-Cash Recoveries to which it is entitled shall be “Retained Non-Cash”.

(c)	To the extent that, in relation to any distribution of Non-Cash Recoveries, there is a Cash Only Creditor:

(i)	the Collateral Agent shall not distribute any Retained Non-Cash to that Cash Only Creditor (or to the relevant Creditor Representative (or Creditor if the Creditor is not represented by an agent, trustee or nominee)) on behalf of that Cash Only Creditor) but shall otherwise treat the Non-Cash Recoveries in accordance with this Deed;

(ii)	if that Cash Only Creditor is a Pari Passu Creditor the Collateral Agent shall notify the relevant Creditor Representative (or Creditor if the Creditor is not represented by an agent, trustee or nominee) of that Cash Only Creditor’s identity and its status as a Cash Only Creditor; and

(iii)	to the extent notified pursuant to paragraph (ii) above, the relevant Creditor Representative (or Creditor if the Creditor is not represented by an agent, trustee or nominee)) shall not distribute any of those Non-Cash Recoveries to that Cash Only Creditor.

(d)	Subject to Clause 10.5 (Collateral Agent protection), the Collateral Agent shall hold any Retained Non-Cash and shall, acting on the instructions of the Cash Only Creditor entitled to it, manage, exploit, collect, realise and dispose of that Retained Non-Cash for cash consideration and shall distribute any Cash Proceeds of that Retained Non- Cash to that Cash Only Creditor in accordance with Clause 12 (Application of proceeds).

(e)	On any such distribution of Cash Proceeds which are attributable to a disposal of any Retained Non-Cash, the extent to which such distribution is treated as discharging the Liabilities due to the relevant Cash Only Creditor shall be determined by reference to:

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(i)	the valuation which determined the extent to which the distribution of the Non- Cash Recoveries to the other Entitled Creditors discharged the Liabilities due to those Entitled Creditors; and

(ii)	the Retained Non-Cash to which those Cash Proceeds are attributable.

(f)	Each Pari Passu Creditor shall, following a request by the Collateral Agent (acting in accordance with Clause 9.5 (Collateral Agent’s actions)), notify the Collateral Agent of the extent to which paragraph (b)(i) above would apply to it in relation to any distribution or proposed distribution of Non-Cash Recoveries.

10.5	Collateral Agent protection

(a)	No Distressed Disposal or Debt Disposal may be made in whole or part for Non-Cash Consideration if the Collateral Agent has reasonable grounds for believing that its receiving, distributing, holding, managing, exploiting, collecting, realising or disposing of that Non-Cash Consideration would have an adverse effect on it.

(b)	If Non-Cash Consideration is distributed to the Collateral Agent pursuant to Clause 5.1 (Turnover by the Creditors) the Collateral Agent may, at any time after notifying the Creditors entitled to that Non-Cash Consideration and notwithstanding any instruction from a Creditor or group of Creditors pursuant to the terms of any Debt Document, immediately realise and dispose of that Non-Cash Consideration for cash consideration (and distribute any Cash Proceeds of that Non-Cash Consideration to the relevant Creditors in accordance with Clause 12 (Application of Proceeds)) if the Collateral Agent has reasonable grounds for believing that holding, managing, exploiting or collecting that Non-Cash Consideration would have an adverse effect on it.

(c)	If the Collateral Agent holds Retained Non-Cash for a Cash Only Creditor (each as defined in Clause 10.4 (Alternative to Non-Cash Consideration)) the Collateral Agent may at any time, after notifying that Cash Only Creditor and notwithstanding any instruction from a Creditor or group of Creditors pursuant to the terms of any Debt Document, immediately realise and dispose of that Retained Non-Cash for cash consideration (and distribute any Cash Proceeds of that Retained Non-Cash to that Cash Only Creditor in accordance with Clause 12 (Application of proceeds)) if the Collateral Agent has reasonable grounds for believing that holding, managing, exploiting or collecting that Retained Non-Cash would have an adverse effect on it.

11.	FURTHER ASSURANCE – DISPOSALS AND RELEASES

Each Creditor and Debtor will:

(a)	do all things that the Collateral Agent reasonably requests in order to give effect to Clause 8 (Non-Distressed Disposals) and Clause 9 (Distressed Disposals and Appropriation) (which shall include, without limitation, the execution of any assignments, transfers, releases or other documents that the Collateral Agent may consider to be necessary to give effect to the releases or disposals contemplated by those Clauses); and

(b)	if the Collateral Agent is not entitled to take any of the actions contemplated by those Clauses or if the Collateral Agent requests that any Creditor or Debtor take any such action, take that action itself in accordance with the instructions of the Collateral Agent, provided that the proceeds of those disposals are applied in accordance with Clause 8 (Non- Distressed Disposals) or Clause 9 (Distressed Disposals and Appropriation) as the case may be.

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SECTION 6

PROCEEDS

12.	APPLICATION OF PROCEEDS

12.1	Order of application

Subject to Clause 12.2 (Prospective liabilities), all amounts from time to time received or recovered by the Collateral Agent pursuant to the terms of any Debt Document or in connection with the realisation or enforcement of all or any part of the Transaction Security (for the purposes of this Clause 12, the “Recoveries”) shall be held by the Collateral Agent on trust to apply them at any time as the Collateral Agent (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the provisions of this Clause 12), in the following order of priority:

(a)	in discharging any sums owing to the Collateral Agent (other than pursuant to Clause 13.3 (Parallel debt (Covenant to pay the Collateral Agent)), any Receiver or any Delegate;

(b)	in discharging any other Creditor Representative Amounts;

(c)	in discharging all costs and expenses incurred by any Pari Passu Creditor in connection with any realisation or enforcement of the Transaction Security taken in accordance with the terms of this Deed or any action taken at the request of the Collateral Agent under Clause 4.5 (Further assurance – Insolvency Event);

(d)	in payment or distribution pro rata to the relevant Pari Passu Creditor Representative (or Creditor if the Creditor is not represented by an agent, trustee or nominee)) on its own behalf and on behalf of the other Pari Passu Creditors for application towards the discharge of the Pari Passu Liabilities (in accordance with the terms of the Pari Passu Debt Documents);

(e)	if none of the Debtors is under any further actual or contingent liability under any Finance Document in payment or distribution to any person to whom the Collateral Agent is obliged to pay or distribute in priority to any Debtor; and

(f)	the balance, if any, in payment or distribution to the relevant Debtor.

12.2	Prospective liabilities

Following a Distress Event the Collateral Agent may, in its discretion:

(a)	hold any amount of the Recoveries which is in the form of cash, and any cash which is generated by holding, managing, exploiting, collecting, realising or disposing of any Non-Cash Consideration, in one or more interest bearing suspense or impersonal accounts in the name of the Collateral Agent with such financial institution (including itself) as the Collateral Agent shall think fit (the interest being credited to the relevant account); and

(b)	hold, manage, exploit, collect and realise any amount of the Recoveries which is in the form of Non-Cash Consideration,

in each case for so long as the Collateral Agent shall think fit for later application under Clause 12.1 (Order of application) in respect of:

(i)	any sum to any Collateral Agent, any Receiver or any Delegate; and

(ii)	any part of the Liabilities,

that the Collateral Agent reasonably considers, in each case, might become due or owing at any time in the future.

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12.3	Investment of Cash Proceeds

Prior to the application of the proceeds of the Security Property in accordance with Clause 12.1 (Order of application) the Collateral Agent may, in its discretion, hold all or part of any Cash Proceeds in one or more interest bearing suspense or impersonal accounts in the name of the Collateral Agent with such financial institution (including itself) and for so long as the Collateral Agent shall think fit (the interest being credited to the relevant account) pending the application from time to time of those monies in the Collateral Agent’s discretion in accordance with the provisions of this Clause 12.

12.4	Currency conversion

(a)	For the purpose of, or pending the discharge of, any of the Secured Obligations the Collateral Agent may:

(i)	convert any moneys received or recovered by the Collateral Agent (including, without limitation, any Cash Proceeds) from one currency to another, at the Collateral Agent’s Spot Rate of Exchange; and

(ii)	notionally convert the valuation provided in any opinion or valuation from one currency to another, at the Collateral Agent’s Spot Rate of Exchange.

(b)	The obligations of any Debtor to pay in the due currency shall only be satisfied:

(i)	in the case of paragraph (a)(i) above, to the extent of the amount of the due currency purchased after deducting the costs of conversion; and

(ii)	in the case of paragraph (a)(ii) above, to the extent of the amount of the due currency which results from the notional conversion referred to in that paragraph.

12.5	Permitted Deductions

The Collateral Agent shall be entitled, in its discretion, (a) to set aside by way of reserve amounts required to meet and (b) to make and pay, any deductions and withholdings (on account of Taxes or otherwise) which it is or may be required by any law or regulation to make from any distribution or payment made by it under this Deed, and to pay all Taxes which may be assessed against it in respect of any of the Charged Property, or as a consequence of performing its duties or exercising its rights, powers, authorities and discretions, or by virtue of its capacity as Collateral Agent under any of the Debt Documents or otherwise (other than in connection with its remuneration for performing its duties under this Deed).

12.6	Good Discharge

(a)	Any distribution or payment to be made in respect of the Secured Obligations by the Collateral Agent may be made to the relevant Creditor Representative (or Creditor if the Creditor is not represented by an agent, trustee or nominee)) on behalf of the Pari Passu Creditors;

(b)	Any distribution or payment made as described in paragraph (a) above shall be a good discharge, to the extent of that payment or distribution, by the Collateral Agent:

(i)	in the case of a payment made in cash, to the extent of that payment; and

(ii)	in the case of a distribution of Non-Cash Recoveries, as determined by Clause 10.2 (Cash value of Non-Cash Recoveries).

(c)	The Collateral Agent is under no obligation to make the payments to the relevant Creditor Representative (or Creditor if the Creditor is not represented by an agent, trustee or nominee)) under paragraph (a) above in the same currency as that in which the Liabilities owing to the relevant Pari Passu Creditors are denominated pursuant to the relevant Debt Document.

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12.7	Calculation of Amounts

For the purpose of calculating any person’s share of any amount payable to or by it, the Collateral Agent shall be entitled to:

(a)	notionally convert the Liabilities owed to any person into a common base currency (decided in its discretion by the Collateral Agent), that notional conversion to be made at the spot rate at which the Collateral Agent is able to purchase the notional base currency with the actual currency of the Liabilities owed to that person at the time at which that calculation is to be made; and

(b)	assume that all amounts received or recovered as a result of the enforcement or realisation of the Security Property are applied in discharge of the Liabilities in accordance with the terms of the Debt Documents under which those Liabilities have arisen.

SECTION 7

THE PARTIES

13.	THE COLLATERAL AGENT

13.1	Collateral Agent as trustee

(a)	The Collateral Agent declares that it holds the Security Property on trust for the Secured Parties on the terms contained in this Deed.

(b)	Each of the Pari Passu Creditors authorises the Collateral Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Collateral Agent under or in connection with the Debt Documents together with any other incidental rights, powers, authorities and discretions.

13.2	Instructions

(a)	The Collateral Agent shall:

(i)	subject to paragraphs (d) and (e) below, exercise or refrain from exercising any right, power, authority or discretion vested in it as Collateral Agent in accordance with any instructions given to it by the Instructing Group and/or any Creditor Representative (or Creditor if the Creditor is not represented by an agent, trustee or nominee)); and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above (or, if this Deed stipulates the matter is a decision for any other Creditor or group of Creditors, in accordance with instructions given to it by that Creditor or group of Creditors).

(b)	The Collateral Agent shall be entitled to request instructions, or clarification of any instruction, from the Instructing Group and/or relevant Creditor Representative (or Creditor if the Creditor is not represented by an agent, trustee or nominee)) (or, if this Deed stipulates the matter is a decision for any other Creditor or group of Creditors, from that Creditor or group of Creditors) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Collateral Agent may refrain from acting unless and until it receives those instructions or that clarification. Where the Collateral Agent acts or refrains from acting in accordance with such instructions or clarifications it shall have no obligations or liabilities (present, future, actual or contingent, including for negligence and gross negligence) to any other Party under the Debt Documents and no Party may argue to the contrary in any court or similar body of competent jurisdiction and it hereby waives any right that it may have to do so.

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(c)	Save in the case of decisions stipulated to be a matter for any other Creditor or group of Creditors under this Deed and unless a contrary intention appears in this Deed, any instructions given to the Collateral Agent by the Instructing Group shall override any conflicting instructions given by any other Parties and will be binding on all Secured Parties.

(d)	Paragraph (a) above shall not apply:

(i)	where a contrary indication appears in this Deed;

(ii)	where this Deed requires the Collateral Agent to act in a specified manner or to take a specified action;

(iii)	in respect of any provision which protects the Collateral Agent’s own position in its personal capacity as opposed to its role of Collateral Agent for the Secured Parties including, without limitation, Clauses 13.6 (No duty to account) to Clause 13.11 (Exclusion of liability), Clause 13.14 (Confidentiality) to Clause 13.21 (Custodians and nominees) and Clause 13.24 (Acceptance of title) to Clause 13.27 (Disapplication of Trustee Acts);

(iv)	in respect of the exercise of the Collateral Agent’s discretion to exercise a right, power or authority under any of:

(A)	Clause 8 (Non-Distressed Disposals);

(B)	Clause 12.1 (Order of application);

(C)	Clause 12.2 (Prospective liabilities); and

(D)	Clause 12.5 (Permitted Deductions).

(e)	In exercising any discretion to exercise a right, power or authority under the Debt Documents where either:

(i)	it has not received any instructions as to the exercise of that discretion; or

(ii)	the exercise of that discretion is subject to paragraph (d)(iv) above,

the Collateral Agent shall do so having regard to the interests of all the Secured Parties.

(f)	The Collateral Agent may refrain from acting in accordance with any instructions of any Creditor or group of Creditors until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Debt Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(g)	Without prejudice to the provisions of Clause 7 (Enforcement of Transaction Security) and the remainder of this Clause 13.2, in the absence of instructions, the Collateral Agent may act (or refrain from acting) as it considers in its discretion to be appropriate.

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13.3	Parallel Debt (Covenant to Pay the Collateral Agent)

(a)	Subject to any applicable guarantee limitation and without double counting, each Debtor irrevocably and unconditionally undertakes to pay to the Collateral Agent, as creditor in its own right and not as representative of the other Secured Parties, amounts equal to, and in the currency of, any amounts owing from time to time by that Debtor to any Secured Party under any Debt Document (its “Corresponding Debt”), as and when those amounts are due (such Debtor’s payment and undertaking pursuant to this paragraph (a), its “Parallel Debt”).

(b)	Each Debtor and the Collateral Agent acknowledge that the Parallel Debt of each Debtor is several and is separate and independent from, and shall not in any way limit or affect, the Corresponding Debt of that Debtor nor shall the amounts for which each Debtor is liable be limited or affected in any way by its Corresponding Debt, provided that notwithstanding any other provision of this Deed or the Debt Documents:

(i)	the Parallel Debt of each Debtor shall be automatically decreased and discharged if and to the extent that (A) its Corresponding Debt has been irrevocably paid or (in the case of guarantee obligations) discharged; or (B) the other Secured Parties have waived (or otherwise treated as discharged) the Corresponding Debt otherwise due;

(ii)	the Corresponding Debt of each Debtor shall be automatically decreased and discharged if and to the extent that (A) its Parallel Debt has been irrevocably paid or (in the case of guarantee obligations) discharged; or (B) the Collateral Agent has waived (or otherwise treated as discharged) the Parallel Debt otherwise due;

(iii)	the amount of the Parallel Debt of a Debtor shall at all times be equal to the amount of its Corresponding Debt; and

(iv)	the aggregate amount outstanding owed by the Debtors under the Debt Documents (including under this Clause 13.3) at any time shall not exceed the amount of the Corresponding Debt at that time.

(c)	For the purpose of this Clause 13.3, the Collateral Agent acts in its own name and not as an agent, representative or a trustee, and its claims in respect of the Parallel Debt shall not be held on trust. The Collateral Agent shall have its own independent right to demand payment of the amounts payable by each Debtor under this Clause 13.3. The Transaction Security granted under the Security Documents to the Collateral Agent to secure the Parallel Debt outside of England and Wales is granted to the Collateral Agent in its capacity as creditor of the Parallel Debt and shall not be held on trust.

(d)	All moneys received or recovered by the Collateral Agent pursuant to this Clause 13.3, and all amounts received or recovered by the Collateral Agent from or by the enforcement of any Transaction Security granted to secure the Parallel Debt, shall be applied in accordance with Clause 12.1 (Order of Application).

(e)	Without limiting or affecting the Collateral Agent’s rights against the Debtors (whether under this Clause 13.3 or under any other provision of any Debt Document), each Debtor acknowledges that:

(i)	nothing in this Clause 13.3 shall impose any obligation on the Collateral Agent to advance any sum to any Debtor or otherwise under any Debt Document, except, if applicable, in its capacity as a Secured Party; and

(ii)	for the purpose of any vote taken under any Debt Document, the Collateral Agent shall not be regarded as having any participation or commitment other than, if applicable, those which it has in its capacity as a Secured Party.

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13.4	Duties of the Collateral Agent

(a)	The Collateral Agent’s duties under the Debt Documents are solely mechanical and administrative in nature.

(b)	The Collateral Agent shall promptly:

(i)	forward to the relevant Creditor Representative (or Creditor if the Creditor is not represented by an agent, trustee or nominee)) a copy of any document received by the Collateral Agent from any Debtor under any Debt Document unless it is confidential or received by the Collateral Agent in respect of its own duties, obligations and liabilities; and

(ii)	forward to a Party the original or a copy of any document which is delivered to the Collateral Agent for that Party by any other Party.

(c)	Except where a Debt Document specifically provides otherwise, the Collateral Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party and is not responsible for its content or any loss or liability any Party may incur as a result of relying upon it.

(d)	Without prejudice to Clause 17.3 (Notification of prescribed events), if the Collateral Agent receives notice from a Party referring to any Debt Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Pari Passu Creditors.

(e)	To the extent that a Party (other than the Collateral Agent) is required to calculate a Common Currency Amount, the Collateral Agent shall upon a request by that Party, promptly notify that Party of the relevant Collateral Agent’s Spot Rate of Exchange.

(f)	The Collateral Agent shall have only those duties, obligations and responsibilities expressly specified in the Debt Documents to which it is expressed to be a party (and no others shall be implied).

13.5	No fiduciary duties to Debtors

Nothing in this Deed constitutes the Collateral Agent as an agent, trustee or fiduciary of any Debtor.

13.6	No duty to account

The Collateral Agent shall not be bound to account to any other Secured Party for any sum or the profit element of any sum received by it for its own account.

13.7	Business with the Group

The Collateral Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

13.8	Rights and discretions

(a)	The Collateral Agent may:

(i)	rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii)	assume that:

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(A)	any instructions received by it from the Instructing Group, any Creditors or any group of Creditors are duly given in accordance with the terms of the Debt Documents;

(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

(C)	if it receives any instructions to act in relation to the Transaction Security, that all applicable conditions under the Debt Documents for so acting have been satisfied; and

(iii)	rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)	The Collateral Agent may assume (unless it has received notice to the contrary in its capacity as security trustee for the Secured Parties) that:

(i)	no Default has occurred;

(ii)	any right, power, authority or discretion vested in any Party or any group of Creditors has not been exercised; and

(iii)	any notice made by the Parent is made on behalf of and with the consent and knowledge of all the Debtors.

(c)	The Collateral Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d)	Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Collateral Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Collateral Agent (and so separate from any lawyers instructed by any other Pari Passu Creditor) if the Collateral Agent in its reasonable opinion deems this to be desirable.

(e)	The Collateral Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Collateral Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f)	The Collateral Agent, any Receiver and any Delegate may act in relation to the Debt Documents and the Security Property through its officers, employees and agents and shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Collateral Agent’s, Receiver’s or Delegate’s wilful misconduct or the Receiver’s gross negligence.

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(g)	Unless this Deed expressly specifies otherwise, the Collateral Agent may disclose to any other Party any information it reasonably believes it has received as security trustee under this Deed.

(h)	Notwithstanding any other provision of any Debt Document to the contrary, the Collateral Agent is not obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(i)	Notwithstanding any provision of any Debt Document to the contrary, the Collateral Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

13.9	Responsibility for documentation

None of the Collateral Agent, any Receiver nor any Delegate is responsible or liable for:

(a)	the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Collateral Agent, a Debtor or any other person in or in connection with any Debt Document or the transactions contemplated in the Debt Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Debt Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property; or

(c)	any determination as to whether any information provided or to be provided to any Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

13.10	No duty to monitor

The Collateral Agent shall not be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Party of its obligations under any Debt Document; or

(c)	whether any other event specified in any Debt Document has occurred.

13.11	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to any other provision of any Debt Document excluding or limiting the liability of the Collateral Agent, any Receiver or Delegate), none of the Collateral Agent, any Receiver nor any Delegate will be liable for:

(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Debt Document or the Security Property unless directly caused by its wilful misconduct or (solely in respect of a Receiver) gross negligence;

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(ii)	exercising or not exercising any right, power, authority or discretion given to it by, or in connection with, any Debt Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Debt Document or the Security Property;

(iii)	acting or refraining from acting in accordance with instructions or clarifications from the Instructing Group and/or any Creditor Representative (or Creditor where it is not represented by an agent, trustee or nominee);

(iv)	acting or refraining from acting in accordance with the instructions of any Creditor Representative, including where it receives conflicting instructions from any Creditor which that Creditor Representative represents;

(v)	any shortfall which arises on the enforcement or realisation of the Security Property; or

(vi)	without prejudice to the generality of paragraphs (i) to (v) above, any damages, costs, losses, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets; breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	No Party (other than the Collateral Agent, that Receiver or that Delegate (as applicable)) may take any proceedings against any officer, employee or agent of the Collateral Agent, a Receiver or a Delegate in respect of any claim it might have against the Collateral Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Debt Document or any Security Property and any officer, employee or agent of the Collateral Agent, a Receiver or a Delegate may rely on this paragraph (b) subject to Clause 1.3 (Third party rights) and the provisions of the Third Parties Act.

(c)	Nothing in this Deed shall oblige the Collateral Agent to carry out:

(i)	any “know your customer” or other checks in relation to any person; or

(ii)	any check on the extent to which any transaction contemplated by this Deed might be unlawful for any Creditor,

on behalf of any Pari Passu Creditor and each Pari Passu Creditor confirms to the Collateral Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Collateral Agent.

(d)	Without prejudice to any provision of any Debt Document excluding or limiting the liability of the Collateral Agent, any Receiver or Delegate, any liability of the Collateral Agent, any Receiver or Delegate arising under or in connection with any Debt Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Collateral Agent, Receiver or Delegate (as the case may be) or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Collateral Agent, Receiver or Delegate (as the case may be) at any time which increase the amount of that loss. In no event shall the Collateral Agent, any Receiver or Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Collateral Agent, Receiver or Delegate (as the case may be) has been advised of the possibility of such loss or damages.

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13.12	Pari Passu Creditors’ indemnity to the Collateral Agent

(a)	Each Pari Passu Creditor shall (in the proportion that the Liabilities due to it bear to the aggregate of the Liabilities due to all the Pari Passu Creditors for the time being (or, if the Liabilities due to the Pari Passu Creditors are zero, immediately prior to their being reduced to zero)), indemnify the Collateral Agent and every Receiver and every Delegate, within three Business Days of demand, against any cost, loss or liability incurred by any of them (otherwise than by reason of the relevant Collateral Agent’s, Receiver’s or Delegate’s wilful misconduct or the Receiver’s gross negligence) in acting as Collateral Agent, Receiver or Delegate under, or exercising any authority conferred under, the Debt Documents (unless the relevant Collateral Agent, Receiver or Delegate has been reimbursed by a Debtor pursuant to a Debt Document).

(b)	Subject to paragraph (c) below, the Parent and each Debtor shall immediately on demand reimburse any Pari Passu Creditors for any payment that Pari Passu Creditor makes to the Collateral Agent pursuant to paragraph (a) above.

(c)	Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Pari Passu Creditor claims reimbursement relates to a liability of the Collateral Agent to a Debtor.

13.13	Resignation of the Collateral Agent

(a)	The Collateral Agent may resign and appoint one of its Affiliates as successor by giving notice to the Pari Passu Creditors and the Parent.

(b)	Alternatively the Collateral Agent may resign by giving 30 days’ notice to the Pari Passu Creditors and the Parent, in which case the Instructing Group may appoint a successor Collateral Agent.

(c)	If the Instructing Group has not appointed a successor Collateral Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Collateral Agent may appoint a successor Collateral Agent.

(d)	The retiring Collateral Agent shall make available to the successor Collateral Agent such documents and records and provide such assistance as the successor Collateral Agent may reasonably request for the purposes of performing its functions as Collateral Agent under the Debt Documents. The Parent shall, within three Business Days of demand, reimburse the retiring Collateral Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(e)	The Collateral Agent’s resignation notice shall only take effect upon:

(i)	the appointment of a successor; and

(ii)	the transfer of all the Security Property to that successor.

(f)	Upon the appointment of a successor, the retiring Collateral Agent shall be discharged from any further obligation in respect of the Debt Documents (other than its obligations under paragraph (b) of Clause 13.25 (Winding up of trust) and paragraph (d) above) but shall remain entitled to the benefit of this Clause 13 and Clause 16.1 (Indemnity to the Collateral Agent) (and any Collateral Agent fees for the account of the retiring Collateral Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor had been an original Party.

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(g)	The Instructing Group may, by notice to the Collateral Agent, require it to resign in accordance with paragraph (b) above. In this event, the Collateral Agent shall resign in accordance with paragraph (b) above but the cost referred to in paragraph (d) above shall be for the account of the Parent.

13.14	Confidentiality

(a)	In acting as trustee for the Secured Parties, the Collateral Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Collateral Agent, it may be treated as confidential to that division or department and the Collateral Agent shall not be deemed to have notice of it.

(c)	Notwithstanding any other provision of any Debt Document to the contrary, the Collateral Agent is not obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

13.15	Information from the Creditors

Each Creditor shall supply the Collateral Agent with any information that the Collateral Agent may reasonably specify as being necessary or desirable to enable the Collateral Agent to perform its functions as Collateral Agent.

13.16	Credit appraisal by the Secured Parties

Without affecting the responsibility of any Debtor for information supplied by it or on its behalf in connection with any Debt Document, each Secured Party confirms to the Collateral Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Debt Document including but not limited to:

(a)	the financial condition, status and nature of each member of the Group;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Debt Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(c)	whether that Secured Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Debt Document, the Security Property, the transactions contemplated by the Debt Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(d)	the adequacy, accuracy or completeness of any information provided by the Collateral Agent, any Party or by any other person under or in connection with any Debt Document, the transactions contemplated by any Debt Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document; and

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(e)	the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property.

13.17	Collateral Agent’s management time and additional remuneration

(a)	Any amount payable to the Collateral Agent under Clause 13.12 (Pari Passu Creditors’ indemnity to the Collateral Agent), Clause 15 (Costs and expenses) or Clause 16.1 (Indemnity to the Collateral Agent) shall include the cost of utilising the Collateral Agent’s management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Collateral Agent may notify to the Parent and the Pari Passu Creditors, and is in addition to any other fee paid or payable to the Collateral Agent.

(b)	Without prejudice to paragraph (a) above, in the event of:

(i)	a Default; or

(ii)	the Collateral Agent being requested by a Debtor or the Instructing Group to undertake duties which the Collateral Agent and the Parent agree to be of an exceptional nature or outside the scope of the normal duties of the Collateral Agent under the Debt Documents; or

(iii)	the Collateral Agent and the Parent agreeing that it is otherwise appropriate in the circumstances,

the Parent shall pay to the Collateral Agent any additional remuneration (together with any applicable VAT) that may be agreed between them or determined pursuant to paragraph (c) below.

(c)	If the Collateral Agent and the Parent fail to agree upon the nature of the duties or upon the additional remuneration referred to in paragraph (b) above or whether additional remuneration is appropriate in the circumstances, any dispute shall be determined by an investment bank (acting as an expert and not as an arbitrator) selected by the Collateral Agent and approved by the Parent or, failing approval, nominated (on the application of the Collateral Agent) by the President for the time being of the Law Society of England and Wales (the costs of the nomination and of the investment bank being payable by the Parent) and the determination of any investment bank shall be final and binding upon the Parties.

13.18	Reliance and engagement letters

The Collateral Agent may obtain and rely on any certificate or report from any Debtor’s auditor and may enter into any reliance letter or engagement letter relating to that certificate or report on such terms as it may consider appropriate (including, without limitation, restrictions on the auditor’s liability and the extent to which that certificate or report may be relied on or disclosed).

13.19	No responsibility to perfect Transaction Security

The Collateral Agent shall not be liable for any failure to:

(a)	require the deposit with it of any deed or document certifying, representing or constituting the title of any Debtor to any of the Charged Property;

(b)	obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Debt Document or the Transaction Security;

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(c)	register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Debt Document or of the Transaction Security;

(d)	take, or to require any Debtor to take, any step to perfect its title to any of the Charged Property or to render the Transaction Security effective or to secure the creation of any ancillary Security under any law or regulation; or

(e)	require any further assurance in relation to any Security Document.

13.20	Insurance by Collateral Agent

(a)	The Collateral Agent shall not be obliged:

(i)	to insure any of the Charged Property;

(ii)	to require any other person to maintain any insurance; or

(iii)	to verify any obligation to arrange or maintain insurance contained in any Debt Document,

and the Collateral Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

(b)	Where the Collateral Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Instructing Group requests it to do so in writing and the Collateral Agent fails to do so within fourteen days after receipt of that request.

13.21	Custodians and nominees

The Collateral Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust as the Collateral Agent may determine, including for the purpose of depositing with a custodian this Deed or any document relating to the trust created under this Deed and the Collateral Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Deed or be bound to supervise the proceedings or acts of any person.

13.22	Delegation by the Collateral Agent

(a)	Each of the Collateral Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b)	That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Collateral Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties.

(c)	No Collateral Agent, Receiver or Delegate shall be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate.

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13.23	Additional Collateral Agents

(a)	The Collateral Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it:

(i)	if it considers that appointment to be in the interests of the Secured Parties;

(ii)	for the purposes of conforming to any legal requirement, restriction or condition which the Collateral Agent deems to be relevant; or

(iii)	for obtaining or enforcing any judgment in any jurisdiction,

and the Collateral Agent shall give prior notice to the Parent and the Pari Passu Creditors of that appointment.

(b)	Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Collateral Agent under or in connection with the Debt Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.

(c)	The remuneration that the Collateral Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Deed, be treated as costs and expenses incurred by the Collateral Agent.

13.24	Acceptance of title

The Collateral Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Debtor may have to any of the Charged Property and shall not be liable for, or bound to require any Debtor to remedy, any defect in its right or title.

13.25	Winding up of trust

If the Collateral Agent, with the approval of each Creditor Representative (and each Creditor, (if that Creditor is not represented by an agent, trustee or nominee)), determines that:

(a)	all of the Secured Obligations and all other obligations secured by the Security Documents have been fully and finally discharged; and

(b)	no Secured Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Debtor pursuant to the Debt Documents,

then:

(i)	the trusts set out in this Deed shall be wound up and the Collateral Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Collateral Agent under each of the Security Documents; and

(ii)	any Collateral Agent which has resigned pursuant to Clause 13.13 (Resignation of the Collateral Agent) shall release, without recourse or warranty, all of its rights under each Security Document.

13.26	Powers supplemental to Trustee Acts

The rights, powers, authorities and discretions given to the Collateral Agent under or in connection with the Debt Documents shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Collateral Agent by law or regulation or otherwise.

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13.27	Disapplication of Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Collateral Agent in relation to the trusts constituted by this Deed. Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Deed, the provisions of this Deed shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Deed shall constitute a restriction or exclusion for the purposes of that Act.

13.28	Intra-Group Lenders and Debtors: Power of Attorney

Each Intra-Group Lender and Debtor by way of security for its obligations under this Deed irrevocably appoints the Collateral Agent to be its attorney to do anything which that Intra-Group Lender or Debtor has authorised the Collateral Agent or any other Party to do under this Deed or is itself required to do under this Deed but has failed to do (and the Collateral Agent may delegate that power on such terms as it sees fit).

14.	CHANGES TO THE PARTIES

14.1	Assignments and transfers

No Party may:

(a)	assign any of its rights; or

(b)	transfer any of its rights and obligations,

in respect of any Debt Documents or the Liabilities except as permitted by this Clause 14.

14.2	Change of Pari Passu Creditor

(a)	A Pari Passu Creditor may:

(i)	assign any of its rights; or

(ii)	transfer by novation any of its rights and obligations, in respect of any Debt Documents or the Liabilities if:

(A)	that assignment or transfer is in accordance with the terms of the terms of that Debt Document; and

(B)	any assignee or transferee has (if not already a Party as a Pari Passu Creditor) acceded to this Deed, as a Pari Passu Lender or Pari Passu Noteholder, pursuant to Clause 14.6 (Creditor/Creditor Representative Accession Undertaking).

14.3	Change of Creditor Representative

No person shall become a Creditor Representative unless at the same time, it accedes to this Deed as a Creditor Representative, pursuant to Clause 14.6 (Creditor/Creditor Representative Accession Undertaking).

14.4	Change of Intra-Group Lender

Subject to Clause 3.4 (Acquisition of Intra-Group Liabilities) and to the terms of the other Debt Documents, any Intra-Group Lender may:

(a)	assign any of its rights; or

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(b)	transfer any of its rights and obligations,

in respect of the Intra-Group Liabilities to another member of the Group if that member of the Group has (if not already a Party as an Intra-Group Lender) acceded to this Deed as an Intra- Group Lender, pursuant to Clause 14.6 (Creditor Creditor Representative Accession Undertaking).

14.5	New Intra-Group Lender

If any Intra-Group Lender or any member of the Group (other than the Parent) makes any loan to or grants any credit to or makes any other financial arrangement having similar effect with any Debtor, the Parent will procure that the person giving that loan, granting that credit or making that other financial arrangement (if not already a Party as an Intra-Group Lender) accedes to this Deed as an Intra-Group Lender, pursuant to Clause 14.6 (Creditor Creditor Representative Accession Undertaking).

14.6	Creditor/Creditor Representative Accession Undertaking

With effect from the date of acceptance by the Collateral Agent of a Creditor/Creditor Representative Accession Undertaking duly executed and delivered to the Collateral Agent by the relevant acceding party or, if later, the date specified in that Creditor/Creditor Representative Accession Undertaking:

(a)	any Party ceasing entirely to be a Creditor shall be discharged from further obligations towards the Collateral Agent and other Parties under this Deed and their respective rights against one another shall be cancelled (except in each case for those rights which arose prior to that date); and

(b)	as from that date, the replacement or new Creditor shall assume the same obligations and become entitled to the same rights, as if it had been an original Party in the capacity specified in the Creditor/Creditor Representative Accession Undertaking.

14.7	New Debtor

(a)	If any member of the Group:

(i)	incurs any Liabilities; or

(ii)	gives any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities,

the Debtors will procure that the person incurring those Liabilities or giving that assurance accedes to this Deed as a Debtor and Guarantor and Intra-Group Lender, in accordance with paragraph (b) below, no later than contemporaneously with the incurrence of those Liabilities or the giving of that assurance.

(b)	With effect from the date of acceptance by the Collateral Agent of a Debtor and Security Provider Accession Deed duly executed and delivered to the Collateral Agent by the new Debtor or, if later, the date specified in the Debtor and Security Provider Accession Deed, the new Debtor shall assume the same obligations and become entitled to the same rights as if it had been an original Party as a Debtor.

14.8	Additional parties

Each of the Parties appoints the Collateral Agent to receive on its behalf each Debtor and Security Provider Accession Deed and Creditor/Creditor Representative Accession Undertaking delivered to the Collateral Agent and the Collateral Agent shall, as soon as reasonably practicable after receipt by it, sign and accept the same if it appears on its face to have been completed, executed and, where applicable, delivered in the form contemplated by this Deed or, where applicable, by the Debt Documents.

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14.9	Resignation of a Debtor

(a)	The Parent may request that a Debtor ceases to be a Debtor by delivering to the Collateral Agent a Debtor Resignation Request.

(b)	The Collateral Agent shall accept a Debtor Resignation Request and notify the Parent and each other Party of its acceptance if:

(i)	the Parent has confirmed that no Default is continuing or would result from the acceptance of the Debtor Resignation Request;

(ii)	the Agent notifies the Collateral Agent that that Debtor is not, or has ceased to be, a Borrower or a Guarantor; and

(iii)	the Parent confirms that that Debtor is under no actual or contingent obligations in respect of the Intra-Group Liabilities (and the same is true).

(c)	Upon notification by the Collateral Agent to the Parent of its acceptance of the resignation of a Debtor, that member of the Group shall cease to be a Debtor and shall have no further rights or obligations under this Deed as a Debtor.

SECTION 8

ADDITIONAL PAYMENT OBLIGATIONS

15.	COSTS AND EXPENSES

15.1	Transaction expenses

The Parent shall, promptly on demand, pay the Collateral Agent the amount of all documented costs and expenses (including legal fees) (together with any applicable VAT) reasonably incurred by the Collateral Agent and by any Receiver or Delegate in connection with the negotiation, preparation, printing, execution and perfection of:

(a)	this Deed and any other documents referred to in this Deed and the Transaction Security; and

(b)	any other Debt Documents executed after the date of this Deed.

15.2	Amendment costs

If a Debtor requests an amendment, waiver or consent, the Parent shall, within three Business Days of demand, reimburse the Collateral Agent for the amount of all documented costs and expenses (including legal fees) (together with any applicable VAT) reasonably incurred by the Collateral Agent (and by any Receiver or Delegate) in responding to, evaluating, negotiating or complying with that request or requirement.

15.3	Enforcement and preservation costs

The Parent shall, within three Business Days of demand, pay to the Collateral Agent the amount of all documented costs and expenses (including legal fees and together with any applicable VAT) incurred by it in connection with the enforcement of or the preservation of any rights under any Debt Document and the Transaction Security and any proceedings instituted by or against the Collateral Agent as a consequence of taking or holding the Transaction Security or enforcing these rights.

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15.4	Stamp taxes

The Parent shall pay and, within three Business Days of demand, indemnify the Collateral Agent against any cost, loss or liability the Collateral Agent incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Debt Document.

15.5	Interest on demand

If any Creditor or Debtor fails to pay any amount payable by it under this Deed on its due date, interest shall accrue on the overdue amount (and be compounded with it) from the due date up to the date of actual payment (both before and after judgment and to the extent interest at a default rate is not otherwise being paid on that sum) at the rate which is 3 per cent. per annum over the rate at which the Collateral Agent would be able to obtain by placing on deposit with a leading bank an amount comparable to the unpaid amounts in the currencies of those amounts for any period(s) that the Collateral Agent may from time to time select provided that if any such rate is below zero, that rate will be deemed to be zero.

16.	OTHER INDEMNITIES

16.1	Indemnity to the Collateral Agent

(a)	Each Debtor jointly and severally shall promptly indemnify the Collateral Agent, each Secured Party, and every Receiver and Delegate against any cost, loss or liability (together with any applicable VAT) incurred by any of them as a result of:

(i)	any failure by the Parent to comply with its obligations under Clause 15 (Costs and expenses);

(ii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(iii)	the taking, holding, protection or enforcement of the Transaction Security;

(iv)	the exercise of any of the rights, powers, discretions, authorities and remedies vested in the Collateral Agent (or, if applicable, the relevant Secured Party), each Receiver and each Delegate by the Debt Documents or by law;

(v)	any default by any Debtor in the performance of any of the obligations expressed to be assumed by it in the Debt Documents;

(vi)	instructing lawyers, accountants, tax advisers, surveyors, a Financial Adviser or other professional advisers or experts as permitted under this Deed; or

(vii)	acting as Collateral Agent, Secured Party, Receiver or Delegate under the Debt Documents or which otherwise relates to any of the Security Property (otherwise, in each case, than by reason of the relevant Collateral Agent’s, Receiver’s or Delegate’s wilful misconduct or the Receiver’s gross negligence).

(b)	Each Debtor expressly acknowledges and agrees that the continuation of its indemnity obligations under this Clause 16.1 will not be prejudiced by any release or disposal under Clause 9 (Distressed Disposals and Appropriation) taking into account the operation of that Clause 9.

(c)	The Collateral Agent , each Secured Party) and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this Clause 16.1 and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all moneys payable to it.

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16.2	Debtor indemnity to Pari Passu Creditors

Each Debtor shall promptly and as principal obligor indemnify each Pari Passu Creditor against any cost, loss or liability (together with any applicable VAT), whether or not reasonably foreseeable, incurred by any of them in relation to or arising out of the operation of Clause 9 (Distressed Disposals and Appropriation).

SECTION 9

ADMINISTRATION

17.	INFORMATION

17.1	Dealings with Collateral Agent and Creditor Representatives

Subject to the provisions set out in clause 36.5 (Communication when Creditor Representative is Impaired Creditor Representative) of the LMA Template (which shall apply to this Deed as if set out in full in it mutatis mutandis each Pari Passu Creditor shall deal with the Collateral Agent exclusively through the relevant Creditor Representative (or Creditor if that Creditor is not represented by an agent, trustee or nominee).

17.2	Disclosure between Pari Passu Creditors and Collateral Agent

Notwithstanding any agreement to the contrary, each of the Debtors consents, until the Discharge Date, to the disclosure by any Pari Passu Creditor and the Collateral Agent to each other (whether or not through the relevant Creditor Representative (or Creditor if that Creditor is not represented by an agent, trustee or nominee) or the Collateral Agent) of such information concerning the Debtors as any Pari Passu Creditor or the Collateral Agent shall see fit.

17.3	Notification of prescribed events

(a)	If an Acceleration Event occurs the relevant Creditor Representative (or Creditor if that Creditor is not represented by an agent, trustee or nominee) shall notify the Collateral Agent and the Collateral Agent shall, upon receiving that notification, notify each other Party.

(b)	If the Collateral Agent enforces, or takes formal steps to enforce, any of the Transaction Security it shall notify each Party of that action.

(c)	If any Pari Passu Creditor exercises any right it may have to enforce, or to take formal steps to enforce, any of the Transaction Security it shall notify the Collateral Agent and the Collateral Agent shall, upon receiving that notification, notify each Party of that action.

18.	NOTICES

18.1	Communications in writing

Any communication to be made under or in connection with this Deed shall be made in writing and, unless otherwise stated, may be made by fax or letter or email.

18.2	Collateral Agent’s communications with Pari Passu Creditors

The Collateral Agent shall be entitled to carry out all dealings with the Pari Passu Creditors through the relevant Creditor Representative (or Creditor if that Creditor is not represented by an agent, trustee or nominee) and may give to the relevant Creditor Representative (or Creditor if that Creditor is not represented by an agent, trustee or nominee)any notice, document or other communication required to be given by the Collateral Agent to another Pari Passu Creditor.

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18.3	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Deed is:

(a)	in the case of the Parent or the Company:

	Address and Attn	Email	Telephone number
Parent and Company

(b)	in the case of the Collateral Agent:

	Address and Attn	Email	Telephone number
Collateral Agent

(c)	In the case of the Original Lender:

Address and Attn	Email	Telephone number

(d)	in the case of each other Party, that notified in writing to the Collateral Agent on or prior to the date on which it becomes a Party,

or any substitute address, email, fax number or department or officer which that Party may notify to the Collateral Agent (or the Collateral Agent may notify to the other Parties, if a change is made by the Collateral Agent) by not less than five Business Days’ notice.

18.4	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with this Deed will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 18.3 (Addresses), if addressed to that department or officer.

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(b)	Any communication or document to be made or delivered to the Collateral Agent will be effective only when actually received by the Collateral Agent and then only if it is expressly marked for the attention of the department or officer identified with the Collateral Agent’s signature below (or any substitute department or officer as the Collateral Agent shall specify for this purpose).

(c)	Any communication or document made or delivered to the Parent in accordance with this Clause 18.4 will be deemed to have been made or delivered to each of the Debtors and each Debtor irrevocably and instructs the Parent to make communications on its behalf for the purposes of this Clause 18.4 and must ratify and confirm any such action taken by the Parent.

(d)	Any communication or document which becomes effective, in accordance with paragraphs (a) to (c) above, after 5:00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

18.5	Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number or email pursuant to Clause 18.3 (Addresses) or changing its own address or fax number, the Collateral Agent shall notify the other Parties.

18.6	Electronic communication

(a)	Any communication or document to be made or delivered by one Party to another under or in connection with this Deed may be made or delivered by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website) if those two Parties:

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(ii)	notify each other of any change to their address or any other such information supplied by them by not less than five Business Days’ notice.

(b)	Any such electronic communication or delivery as specified in paragraph (a) above to be made between a Debtor or an Intra-Group Lender and the Collateral Agent or a Pari Passu Creditor may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication or delivery.

(c)	Any such electronic communication or document as specified in paragraph (a) above made or delivered by one Party to another will be effective only when actually received (or made available) in readable form and in the case of any electronic communication or document made or delivered by a Party to the Collateral Agent only if it is addressed in such a manner as the Collateral Agent shall specify for this purpose.

(d)	Any electronic communication or document which becomes effective, in accordance with paragraph (c) above, after 5:00 p.m. in the place in which the Party to whom the relevant communication or document is sent or made available has its address for the purpose of this Deed shall be deemed only to become effective on the following day.

(e)	Any reference in this Deed to a communication being sent or received or a document being delivered shall be construed to include that communication or document being made available in accordance with this Clause 18.6.

18.7	English language

(a)	Any notice given under or in connection with this Deed must be in English.

(b)	All other documents provided under or in connection with this Deed must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Collateral Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

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19.	PRESERVATION

19.1	Partial invalidity

If, at any time, any provision of a Debt Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of that provision under the law of any other jurisdiction will in any way be affected or impaired.

19.2	No impairment

If, at any time after its date, any provision of a Debt Document (including this Deed) is not binding on or enforceable in accordance with its terms against a person expressed to be a party to that Debt Document, neither the binding nature nor the enforceability of that provision or any other provision of that Debt Document will be impaired as against the other party(ies) to that Debt Document.

19.3	Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of any Party, any right or remedy under a Debt Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Debt Document. No election to affirm any Debt Document on the part of a Secured Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Debt Document are cumulative and not exclusive of any rights or remedies provided by law.

19.4	Waiver of defences

The provisions of this Deed or any Transaction Security will not be affected by an act, omission, matter or thing which, but for this Clause 19.4, would reduce, release or prejudice the subordination and priorities expressed to be created by this Deed including (without limitation and whether or not known to any Party):

(a)	any time, waiver or consent granted to, or composition with, any Debtor or other person;

(b)	the release of any Debtor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Debtor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any Debtor or other person;

(e)	any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case, however fundamental and of whatsoever nature, and whether or not more onerous) or replacement of a Debt Document or any other document or security;

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(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Debt Document or any other document or security;

(g)	any intermediate Payment of any of the Liabilities owing to the Pari Passu Creditors in whole or in part; or

(h)	any insolvency or similar proceedings.

19.5	Priorities not affected

Except as otherwise provided in this Deed the priorities referred to in Clause 2 (Ranking and Priority) will:

(a)	not be affected by any reduction or increase in the principal amount secured by the Transaction Security in respect of the Liabilities owing to the Pari Passu Creditors or by any intermediate reduction or increase in, amendment or variation to any of the Debt Documents, or by any variation or satisfaction of, any of the Liabilities or any other circumstances;

(b)	apply regardless of the order in which or dates upon which this Deed and the other Debt Documents are executed or registered or notice of them is given to any person; and

(c)	secure the Liabilities owing to the Pari Passu Creditors in the order specified, regardless of the date upon which any of the Liabilities arise or of any fluctuations in the amount of any of the Liabilities outstanding.

20.	CONSENTS, AMENDMENTS AND OVERRIDE

20.1	Required consents

(a)	Subject to paragraph (b) below and to Clause 20.4 (Exceptions), this Deed may be amended or waived only with the consent of each relevant Creditor Representative (or if a Creditor is not represented by an agent, trustee or nominee, that Creditor), the Instructing Group and the Collateral Agent.

(b)	An amendment or waiver that has the effect of changing or which relates to:

(i)	Clause 6 (Redistribution), Clause 12 (Application of Proceeds) or this Clause 20 (Consents, amendments and override);

(ii)	paragraphs (d)(iii), (e) and (f) of Clause 13.2 (Instructions); or

(iii)	the order of priority or subordination under this Deed, shall not be made without the consent of:

(A)	each relevant Creditor Representative (or if a Creditor is not represented by an agent, trustee or nominee, that Creditor); and

(B)	the Collateral Agent.

20.2	Amendments and Waivers: Transaction Security Documents

(a)	Subject to paragraph (b) below and to Clause 20.4 (Exceptions) and unless the provisions of any Debt Document expressly provide otherwise, the Collateral Agent may, if authorised by the Instructing Group, and if the Parent consents, amend the terms of, waive any of the requirements of or grant consents under, any of the Transaction Security Documents which shall be binding on each Party.

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(b)	Subject to paragraph (c) of Clause 20.4 (Exceptions), any amendment or waiver of, or consent under, any Transaction Security Document which has the effect of changing or which relates to:

(i)	the nature or scope of the Charged Property;

(ii)	the manner in which the proceeds of enforcement of the Transaction Security are distributed; or

(iii)	the release of any Transaction Security,

shall not be made without the prior consent of the Pari Passu Creditors whose consent to that amendment, waiver or consent is required under the relevant Debt Document.

20.3	Effectiveness

(a)	Any amendment, waiver or consent given in accordance with this Clause 20 will be binding on all Parties and the Collateral Agent may effect, on behalf of any other Pari Passu Creditor, any amendment, waiver or consent permitted by this Clause 20.

(b)	Without prejudice to the generality of Clause 13.8 (Rights and discretions) the Collateral Agent may engage, pay for and rely on the services of lawyers in determining the consent level required for and effecting any amendment, waiver or consent under this Deed.

20.4	Exceptions

(a)	Subject to paragraphs (c) below, if the amendment, waiver or consent may impose new or additional obligations on or withdraw or reduce the rights of any Party other than:

(i)	in the case of a Pari Passu Creditor, in a way which affects or would affect Pari Passu Creditors of that Party’s class generally; or

(ii)	in the case of a Debtor, to the extent consented to by the Parent under paragraph (a) of Clause 20.2 (Amendments and Waivers: Transaction Security Documents),

the consent of that Party is required.

(b)	Subject to paragraphs (c) below, an amendment, waiver or consent which relates to the rights or obligations of the Collateral Agent (including, without limitation, any ability of the Collateral Agent to act in its discretion under this Deed) may not be effected without the consent of the Collateral Agent.

(c)	Neither paragraph (a) nor (b) above, nor paragraph (b) of Clause 20.2 (Amendments and Waivers: Transaction Security Documents) shall apply:

(i)	to any release of Transaction Security, claim or Liabilities; or

(ii)	to any consent

which, in each case, the Collateral Agent gives in accordance with Clause 8 (Non- Distressed Disposals) and Clause 9 (Distressed Disposals and Appropriation).

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20.5	Defaulting Lenders

(a)	For so long as a Defaulting Lender has any Available Commitment:

(i)	in ascertaining:

(A)	the Instructing Group; or

(B)	whether:

(1)	any relevant percentage (including, for the avoidance of doubt, unanimity) of Pari Passu Credit Participations; or

(2)	the agreement of any specified group of Pari Passu Creditors,

has been obtained to approve any request for a Consent or to carry any other vote or approve any action under this Deed,

that Defaulting Lender’s Commitments will be reduced by the amount of its Available Commitments and, to the extent that that reduction results in that Defaulting Lender’s Commitments being zero, that Defaulting Lender shall be deemed not to be a Lender.

(b)	For the purposes of this Clause 20.5, the Collateral Agent may assume that the following Lenders are Defaulting Lenders:

(i)	any Lender which has notified the Collateral Agent that it has become a Defaulting Lender;

(ii)	any Lender to the extent that the Agent has notified the Collateral Agent that that Lender is a Defaulting Lender; and

(iii)	any Lender in relation to which it is aware that any of the events or circumstances referred to in paragraphs (a), (b), (c) of the definition of “Defaulting Lender” in the LMA Template has occurred, unless it has received notice to the contrary from the putative Defaulting Lender concerned (together with any supporting evidence reasonably requested by the Collateral Agent) or the Collateral Agent is otherwise aware that the putative Defaulting Lender has ceased to be a Defaulting Lender.

20.6	Calculation of Pari Passu Credit Participations

For the purpose of ascertaining whether any relevant percentage of Pari Passu Credit Participations has been obtained under this Deed, the Collateral Agent may notionally convert the Pari Passu Credit Participations into their Common Currency Amounts.

20.7	Deemed consent

If the Pari Passu Creditors give a Consent in respect of the Finance Documents then, if that action was permitted by the terms of this Deed, the Intra-Group Lenders and the Parent will (or will be deemed to):

(a)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(b)	do anything (including executing any document) that the Pari Passu Creditors may reasonably require to give effect to this Clause 20.7.

20.8	Excluded consents

Clause 20.7 (Deemed consent) does not apply to any Consent which has the effect of:

(a)	increasing or decreasing the Liabilities;

(b)	changing the basis upon which any payments are calculated (including the timing, currency or amount of such Payments); or

(c)	changing the terms of this Deed or of any Security Document.

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20.9	No liability

None of the Pari Passu Creditors will be liable to any other Creditor, or Debtor for any Consent given or deemed to be given under this Clause 20.

20.10	Agreement to override

Unless expressly stated otherwise in this Deed, this Deed overrides anything in the Debt Documents to the contrary.

21.	COUNTERPARTS

This Deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Deed. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Execution and/or delivery of a counterpart of this Deed by e-mail attachment, telecopy or other electronic means shall be an effective mode of execution and/or delivery.

22.	GUARANTEE AND INDEMNITY

22.1	Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a)	guarantees to each Pari Passu Creditor punctual performance by each other Debtor of all that Debtor’s obligations under the Pari Passu Debt Documents;

(b)	undertakes with each Pari Passu Creditor that whenever another Debtor does not pay any amount when due under or in connection with any Pari Passu Debt Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)	agrees with each Pari Passu Creditor that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Pari Passu Creditor immediately on demand against any cost, loss or liability it incurs as a result of an Debtor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Pari Passu Debt Document on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 22 if the amount claimed had been recoverable on the basis of a guarantee.

22.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Debtor under the Pari Passu Debt Documents, regardless of any intermediate payment or discharge in whole or in part.

22.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Debtor or any security for those obligations or otherwise) is made by a Pari Passu Creditor in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Guarantor under this Clause 22 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

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22.4	Waiver of defences

The obligations of each Guarantor under this Clause 22 will not be affected by an act, omission, matter or thing which, but for this Clause 22, would reduce, release or prejudice any of its obligations under this Clause 22 (without limitation and whether or not known to it or any Pari Passu Creditor) including:

(a)	any time, waiver or consent granted to, or composition with, any Debtor or other person;

(b)	the release of any other Debtor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Debtor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Debtor or any other person;

(e)	any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of a Pari Passu Debt Document or any other document or security including, without limitation, any change in the purpose of, any extension of or increase in any facility or the addition of any new facility under any Pari Passu Debt Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Pari Passu Debt Document or any other document or security; or

(g)	any insolvency or similar proceedings.

22.5	Guarantor intent

Without prejudice to the generality of Clause 22.4 (Waiver of defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Pari Passu Debt Documents and/or any facility or amount made available under any of the Pari Passu Debt Documents for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

22.6	Immediate recourse

Each Guarantor waives any right it may have of first requiring any Pari Passu Creditor (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 22. This waiver applies irrespective of any law or any provision of a Pari Passu Debt Document to the contrary.

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22.7	Appropriations

Until all amounts which may be or become payable by the Debtors under or in connection with the Pari Passu Debt Documents have been irrevocably paid in full, each Pari Passu Creditor (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by that Pari Passu Creditor (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor’s liability under this Clause 22.

22.8	Deferral of Guarantors’ rights

Until all amounts which may be or become payable by the Debtors under or in connection with the Pari Passu Debt Documents have been irrevocably paid in full and unless the Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Pari Passu Debt Documents or by reason of any amount being payable, or liability arising, under this Clause 22:

(a)	to be indemnified by an Debtor;

(b)	to claim any contribution from any other guarantor of any Debtor’s obligations under the Pari Passu Debt Documents;

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Pari Passu Debt Documents or of any other guarantee or security taken pursuant to, or in connection with, the Pari Passu Debt Documents by any Pari Passu Creditor;

(d)	to bring legal or other proceedings for an order requiring any Debtor to make any payment, or perform any obligation, in respect of which any Guarantor has given a guarantee, undertaking or indemnity under Clause 22.1 (Guarantee and indemnity);

(e)	to exercise any right of set-off against any Debtor; and/or

(f)	to claim or prove as a creditor of any Debtor in competition with any Pari Passu Creditor.

If a Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Finance Parties by the Debtors under or in connection with the Pari Passu Debt Documents to be repaid in full on trust for the Finance Parties and shall promptly pay or transfer the same to the Agent or as the Agent may direct.

22.9	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Pari Passu Creditor.

SECTION 10

GOVERNING LAW AND ENFORCEMENT

23.	GOVERNING LAW

(a)	This Deed and any non-contractual obligations arising out of or in connection with it are governed by English law.

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(b)	If a party is represented by an attorney in connection with the signing and/or execution of this Deed or any other Pari Passu Debt Document, and the relevant power of attorney is expressed to be governed by Dutch or any other law, that choice of law is hereby accepted by each other Party, in accordance with Article 14 of the Hague Convention on the Law Applicable to Agency of 14 March 1978.

24.	ENFORCEMENT

24.1	Jurisdiction

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including a dispute relating to the existence, validity or termination of this Deed or any non-contractual obligation arising out of or in connection with this Deed) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

24.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law:

(i)	each Debtor (unless incorporated in England and Wales):

(A)	irrevocably appoints the Parent as its agent for service of process in relation to any proceedings before the English courts in connection with this Deed and the Parent, by its execution of this Deed, accepts that appointment; and

(B)	agrees that failure by a process agent to notify the relevant Debtor of the process will not invalidate the proceedings concerned;

(b)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Parent (in the case of an agent for service of process for a Debtor), must immediately (and in any event within three Business Days of such event taking place) appoint another agent on terms acceptable to the Collateral Agent. Failing this, the Collateral Agent may appoint another agent for this purpose.

This Deed has been entered into on the date stated at the beginning of this Deed and executed as a deed by the Intra-Group Lenders, the Debtors and is intended to be and is delivered by them as a deed on the date specified above.

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SCHEDULE 1

Form of Debtor and Security Provider Accession Deed

THIS AGREEMENT is made by deed on [   ] and made between:

(1)	[Insert Full Name of New Debtor / Security Provider] (the “Acceding Debtor” / “Security Provider”); and

(2)	[Insert Full Name of Current Collateral Agent] (the “Collateral Agent”), for itself and each of the other parties to the subordination deed referred to below.

This agreement is made on [date] by the [Acceding Debtor / Security Provider] in relation to a subordination deed (the “Intercreditor Agreement”) dated [   ] between, amongst others, [   ] as parent, [   ] as company, [   ] as security agent, the other Creditors and the other Debtors (each as defined in the Intercreditor Agreement).

The [Acceding Debtor / Security Provider] intends to [incur Liabilities under the following documents]/[give a guarantee, indemnity or other assurance against loss in respect of Liabilities under the following documents]:

[Insert details (date, parties and description) of relevant documents] the “Relevant Documents”. IT IS AGREED as follows:

1	Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Deed, bear the same meaning when used in this Deed.

2	The [Acceding Debtor / Security Provider] and the Collateral Agent agree that the Collateral Agent shall hold:

(a)	[any Security in respect of Liabilities created or expressed to be created pursuant to the Relevant Documents;

(b)	all proceeds of that Security; and][1]

(c)	all obligations expressed to be undertaken by the [Acceding Debtor / Security Provider] to pay amounts in respect of the Liabilities to the Collateral Agent as trustee for the Secured Parties (in the Relevant Documents or otherwise) and secured by the Transaction Security together with all representations and warranties expressed to be given by the [Acceding Debtor / Security Provider] (in the Relevant Documents or otherwise) in favour of the Collateral Agent as trustee for the Secured Parties, on trust for the Secured Parties on the terms and conditions contained in the Intercreditor Agreement.

3	The [Acceding Debtor / Security Provider] confirms that it intends to be party to the Intercreditor Agreement as a Debtor / Security Provider, undertakes to perform all the obligations expressed to be assumed by a Debtor / Security Provider under the Intercreditor Agreement and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as if it had been an original party to the Intercreditor Agreement.

4	[In consideration of the [Acceding Debtor / Security Provider] being accepted as an Intra-Group Lender for the purposes of the Intercreditor Agreement, the [Acceding Debtor / Security Provider] also confirms that it intends to be party to the Intercreditor Agreement as an Intra- Group Lender, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by an Intra-Group Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement].[2]

1 Include to the extent that the Security created in the Relevant Documents is expressed to be granted to the Collateral Agent as trustee for the Secured Parties.

2 Include this paragraph in the relevant Debtor and Security Provider Accession Deed if the Acceding Debtor is also to accede as an Intra-Group Lender to the Subordination Deed.

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5	This Deed and any non-contractual obligations arising out of or in connection with it are governed by, English law.

6	[This Agreement will be formalised in a Spanish Public Document at the cost of the [Acceding Debtor / Security Provider], do that it may have the status of a Spanish Public Document and for all purposes contemplated in Article 517, number 4 of the Spanish Civil Procedural Law.][3]

THIS AGREEMENT has been signed on behalf of the Collateral Agent and executed as a deed by the [Acceding Debtor / Security Provider] and is delivered on the date stated above.

The [Acceding Debtor / Security Provider]

EXECUTED AS A DEED	)
	)	____________________________
By: [Full Name of [Acceding Debtor / Security Provider]]	)	Director
____________________________
Director/Secretary

OR

EXECUTED AS A DEED	)
)
By: [Full name of [Acceding Debtor / Security Provider]]	)

____________________________________________
Signature of Director

Name of Director __________________________

in the presence of

Signature of witness__________________________

Name of witness __________________________

Address of witness __________________________

__________________________

__________________________

Occupation of witness __________________________

Address for notices:
Address:
Fax:

The Collateral Agent

[Full Name of Current Collateral Agent]

By:
Date:

3 Include this paragraph if the Acceding Debtor is a company incorporated under the laws of Spain,

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SCHEDULE 2

Form of Creditor/Creditor Representative Accession Undertaking

To:	[Insert full name of current Collateral Agent] for itself and each of the other parties to the Intercreditor Agreement referred to below.

[To:	[Insert full name of current Creditor Representative ] as Creditor Representative in respect of [insert Debt Document description].]

From: [Acceding Creditor / Creditor Representative]

THIS UNDERTAKING is made on [date] by [insert full name of new Pari Passu Noteholder/Pari Passu Lender/Pari Passu Arranger/Pari Passu Creditor Representative/Intra-Group Lender] (the “Acceding [Pari Passu Noteholder/Pari Passu Lender/Pari Passu Arranger/Pari Passu Creditor Representative/ Intra-Group Lender]”) in relation to the Intercreditor deed (the “Intercreditor Agreement”) dated [   ] between, among others, [INSERT NAME OF PARENT] as parent, [INSERT NAME OF COMPANY] as company, [INSERT NAME OF COLLATERAL AGENT] as security agent, the other Creditors and the other Debtors (each as defined in the Intercreditor Agreement). Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

In consideration of the Acceding [Pari Passu Noteholder/Pari Passu Lender/Pari Passu Arranger/Pari Passu Creditor Representative/ Intra-Group Lender] being accepted as a [Pari Passu Noteholder/Pari Passu Lender/Pari Passu Arranger/Pari Passu Creditor Representative/ Intra-Group Lender] for the purposes of the Intercreditor Agreement, the Acceding [Pari Passu Noteholder/Pari Passu Lender/Pari Passu Arranger/Pari Passu Creditor Representative/ Intra-Group Lender] confirms that, as from [date], it intends to be party to the Intercreditor Agreement as a [Pari Passu Noteholder/Pari Passu Lender/Pari Passu Arranger/Pari Passu Creditor Representative/ Intra-Group Lender] and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a [Pari Passu Noteholder/Pari Passu Lender/Pari Passu Arranger/Pari Passu Creditor Representative/ Intra-Group Lender]and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement.

This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS UNDERTAKING has been entered into on the date stated above [and is executed as a deed by the Acceding Creditor, if it is acceding as an Intra-Group Lender and is delivered on the date stated above].

Acceding [Pari Passu Noteholder/Pari Passu Lender/Pari Passu Arranger/Pari Passu Creditor Representative/ Intra-Group Lender]

[EXECUTED as a DEED]

[insert full name of [Pari Passu Noteholder/Pari Passu Lender/Pari Passu Arranger/Pari Passu Creditor Representative/ Intra-Group Lender]]

By:
Address:
Fax:

Accepted by the Collateral Agent

_________________________
for and on behalf of

[Insert full name of current Collateral Agent]

Date:

62

SCHEDULE 3

Form of Debtor Resignation Request

To: [     ] as Collateral Agent From: [resigning Debtor] and [Parent]

Dated:

Dear Sirs

[Parent] - [    ] Intercreditor Agreement

dated [    ] (the “Intercreditor Agreement”)

1	We refer to the Intercreditor Agreement. This is a Debtor Resignation Request. Terms defined in the Intercreditor Agreement have the same meaning in this Debtor Resignation Request unless given a different meaning in this Debtor Resignation Request.

2	Pursuant to Clause 14.9 (Resignation of a Debtor) of the Intercreditor Agreement we request that [resigning Debtor] be released from its obligations as a Debtor under the Intercreditor Agreement.

3	We confirm that:

(a)	no Default is continuing or would result from the acceptance of this request;

(b)	such resignation is expressly permitted by the Debt Documents; and

(c)	[resigning Debtor] is under no actual or contingent obligations in respect of the Intra- Group Liabilities.

4	This letter and any non-contractual obligations arising out of or in connection with are governed by English law.

[Parent]	[resigning Debtor]

By:	By:

63

SIGNATURES

Collateral Agent

Executed as a deed by	)
LUDMILIO LIMITED, a company incorporated	)	/s/ SAMUEL WEINROTH
in Cyprus, acting by Samuel Weinroth, a	)	_______________________
director, in the presence of:	)	Signature of director

/s/ RINA ADLER
Signature of witness

Name Rina Adler

Address __________________________

__________________________________

64

The Original Lender(s)

Executed as a deed by	)
OSPREY INVESTMENTS LIMITED, a company	)
incorporated in the, acting Giorgos	)	/s/ GIORGOS GEORGIOU
Georgiou, a director, in the presence of:	)	Signature of director

/s/ KATHY ASIMENOU
Signature of witness

Name Kathy Asimenou

Address ___________________________

__________________________________

65

The Parent, an Original Guarantor, an Intra-Group Lender and a Debtor

Executed as a deed by	)
SELINA HOSPITALITY PLC, a company	)
incorporated in England and, acting by	)	/s/ RAFAEL MUSERI
Rafael Museri, a director, in the presence of:	)	Signature of director

/s/ MAAYAN TAYAS
Signature of witness

Name Maayan Tayas

Address_______________________

______________________________

66

The Original Borrower, an Original Guarantor, an Intra-Group Lender and a Debtor

Executed as a deed by	)
SELINA MANAGEMENT COMPANY UK LTD	)
a company incorporated in England and Wales,	)	/s/ RAFAEL MUSERI
acting by Rafael Museri, a director, in the presence of:	)	Signature of director

/s/ MAAYAN TAYAS
Signature of witness

Name Maayan Tayas

Address ____________________________

____________________________________

67

The remaining Original Guarantors, Intra-Group Lenders and Debtors

Executed as a deed by	)
SELINA OPERATION ASTORIA HOTEL LLC,	)
a company incorporated in Delaware, acting	)	/s/ STEVEN O’HAYON
by Steven O’Hayon, a manager, in the presence of:	)	Signature of manager

/s/ OREN ROGOVIN
Signature of witness
Name Oren Rogovin

Address ______________________________

_____________________________________

Executed as a deed by	)
SELINA OPERATION CHELSEA LLC, a	)
company incorporated in Delaware, acting by	)	/s/ STEVEN O’HAYON
Steven O’Hayon, a manager, in the presence of:	)	Signature of manager

/s/ OREN ROGOVIN
Signature of witness

Name Oren Rogovin

Address __________________________

_________________________________

Executed as a deed by	)
SELINA OPERATIONS US CORP., a company	)
incorporated in Delaware, acting by	)	/s/ RAFAEL MUSERI
Rafael Museri, a director, in the presence of:	)	Signature of director

/s/ MAAYAN TAYAS
Signature of witness
Name Maayan Tayas

Address________________________

_______________________________

68

The remaining Original Guarantors, Intra-Group Lenders and Debtors continued

Executed as a deed by	)
SELINA OPERATION CHICAGO LLC, a	)
company incorporated in Delaware, acting	)	/s/ STEVEN O’HAYON
Steven O’Hayon, a manager, in the presence of:	)	Signature of manager

/s/ OREN ROGOVIN
Signature of witness

Name Oren Rogovin

Address ___________________________

__________________________________

Executed as a deed by	)
SELINA OPERATION NEW ORLEANS LLC, a	)
company incorporated in Delaware, acting by	)	/s/ STEVEN O’HAYON
Steven O’Hayon, a manager, in the presence of:	)	Signature of manager

/s/ OREN ROGOVIN
Signature of witness

Name Oren Rogovin

Address __________________________

_________________________________

Executed as a deed by	)
SELINA RY HOLDING INC., a company	)
incorporated in Delaware, acting by	)	Signature of director
Rafael Museri, a director, in the presence of:	)	/s/ RAFAEL MUSERI

/s/ MAAYAN TAYAS
Signature of witness

Name Maayan Tayas

Address________________________

_______________________________

69